SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 26, 2012

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

278 Jichang Road

Guangzhou, Guangdong 510405

People’s Republic of China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published the following announcements on June 25, 2012 on the Hong Kong Stock Exchange’s website at:

(i) http://www.hkexnews.hk/listedco/listconews/sehk/2012/0625/LTN20120625251.PDF, regarding (A) the proposed non-public issuance of A-Shares; (B) the proposed subscription of new A Shares by China Southern Air Holding Company; (C) a resolution by the Board of Directors of the Company to obtain the General Mandate to issue Debt Financing Instruments; and (D) the extraordinary general meeting (the "EGM") to be held on August 10, 2012;

(ii) http://www.hkexnews.hk/listedco/listconews/sehk/2012/0625/LTN20120625261.pdf, a notification letter for publication of notice of the EGM;

(iii) http://www.hkexnews.hk/listedco/listconews/sehk/2012/0625/LTN20120625281.PDF, a notice of the EGM;

(iv) http://www.hkexnews.hk/listedco/listconews/sehk/2012/0625/LTN20120625292.PDF, the form of proxy for attending the EGM; and

(v) http://www.hkexnews.hk/listedco/listconews/sehk/2012/0625/LTN20120625297.PDF, the reply slip for attending the EGM.

English versions of the announcements are included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Liu Wei and Xie Bing

Name: Liu Wei and Xie Bing

Title: Joint Company Secretaries

Date: June 26, 2012

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

(1) PROPOSED ISSUANCE OF NEW A SHARES;
(2) CONNECTED TRANSACTION – PROPOSED SUBSCRIPTION OF NEW A SHARES BY CHINA SOUTHERN AIR HOLDING COMPANY;
(3) GENERAL MANDATE TO ISSUE DEBT FINANCING INSTRUMENTS
AND
(4) NOTICE OF EGM

Independent financial adviser to the independent board committee and independent shareholders of China Southern Airlines Company Limited

招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

The EGM will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC at 2:00 p.m. on Friday, 10 August 2012.

If you are not able to attend and/or vote at the general meeting, you are strongly urged to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting should you so wish.

26 June 2012

CONTENTS

Page

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"A Share(s)"	A Share(s) of RMB 1.00 each in the capital of the Company
"Articles of Association"	the articles of association of the Company, as amended from time to time
"associate(s)"	has the meaning ascribed thereto under the Listing Rules
"Board"	the board of the Directors
"China" or "PRC"	the People's Republic of China and, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan
"China Merchants Securities"	China Merchants Securities (HK) Co., Limited, a corporation licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO and is the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Non-public A Share Issue
"Company"	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively
"connected person(s)"	has the meaning ascribed thereto under the Listing Rules
"CSAHC"	China Southern Air Holding Company, the controlling Shareholder directly and indirectly holding approximately 53.07% equity interest in the Company as at the Latest Practicable Date
"CSRC"	the China Securities Regulatory Commission

"Debt Financing Instruments"	the debt financing instruments to be issued by the Company and/or its controlled or wholly-owned subsidiary in one or multiple tranches, including but not limited to corporate bonds, ultra-short-term financing bills, short-term financing bills, mid-term notes
"Directors"	the directors of the Company
"EGM"	the extraordinary general meeting of the Company to be convened at 2:00 p.m. on Friday, 10 August 2012, or any adjournment thereof, to separately consider and, if thought fit, approve, among other things, the Non-public A Share Issue and the proposed grant of the General Mandate
"General Mandate"	a general and unconditional mandate proposed to be granted to the Directors at the EGM to issue the Debt and proposed grant of the General Mandate Financing Instruments
"Group"	the Company and its subsidiaries (as defined in the Listing Rules)
"H Share(s)"	H Share(s) of RMB1.00 each in the capital of the Company
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the independent committee of the Board, the members of which consist of the independent non-executive Directors, formed to advise the Independent Shareholders with respect to the Non-public A Share Issue
"Independent Shareholders"	Shareholders other than CSAHC and its associates
"Latest Practicable Date"	21 June 2012, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

"Nan Lung"	Nan Lung Holding Limited, a wholly-owned subsidiary of CSAHC
"Non-public A Share Issue"	the proposed issuance of not more than 465,116,279 new A Shares to CSAHC by way of non-public offering
"Pricing Base Day"	12 June 2012
"Proposed Issuance"	the proposed issuance of the Debt Financing Instruments by the Company
"RMB"	Renminbi, the lawful currency of the PRC
"Shareholders"	the holders of the Shares
"Shares"	collectively, the A Shares and the H Shares
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the subscription for new A Shares by CSAHC pursuant to the Subscription Agreement
"Subscription Agreement"	the subscription agreement dated 11 June 2012 between CSAHC and the Company under which CSAHC conditionally agreed to subscribe for, and the Company conditionally agreed to allot and issue not more than 465,116,279 new A Shares at the subscription price of RMB4.30 per new A Share

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

Directors:

Non-Executive Directors:
Si Xian Min *(Chairman of the Board)*
Wang Quan Hua
Yuan Xin An

Executive Directors
Tan Wan Geng
Zhang Zi Fang
Xu Jie Bo
Chen Zhen You

Independent Non-Executive Directors:
Gong Hua Zhang
Wei Jin Cai
Ning Xiang Dong
Liu Chang Le

Supervisors:
Pan Fu *(Chairman of the Supervisory Committee)*
Li Jia Shi
Zhang Wei
Yang Yi Hua
Liang Zhong Gao

Registered address:
278 Ji Chang Road
Guangzhou
PRC 510405

26 June 2012

To the Shareholders

Dear Sir or Madam,

**(1) PROPOSED ISSUANCE OF NEW A SHARES;
(2) CONNECTED TRANSACTION – PROPOSED SUBSCRIPTION OF NEW A SHARES BY CHINA SOUTHERN AIR HOLDING COMPANY;
(3) GENERAL MANAGE TO ISSUE DEBT FINANCING INSTRUMENTS
AND
(4) NOTICE OF EGM**

1. INTRODUCTION

Reference is made to the Company's announcements dated 11 June 2012 and 21 June 2012 in relation to the Non-public A Share Issue and the General Mandate.

The purposes of this circular are, among other things, (1) to provide you with further information in relation to the Subscription; (2) to set out the letter of advice from China Merchants Securities to the Independent Board Committee and the Independent Shareholders, as well as the recommendations of the Independent Board Committee in relation to the terms of the Non-public A Share Issue (being a connected transaction of the Company); (3) to provide you with further information of the proposed grant of the General Mandate; and (4) to give you notice of the EGM to consider and, if thought fit, to approve resolutions in relation to, among other things, the Non-public A Share Issue and the proposed grant of the General Mandate.

2. PROPOSED NON-PUBLIC A SHARE ISSUE

General

At the Board meeting of the Company held on 11 June 2012, the Board approved the proposed issuance of not more than 465,116,279 new A Shares to CSAHC on the terms set out in this circular.

Accordingly, on 11 June 2012, CSAHC entered into the Subscription Agreement with the Company, pursuant to which CSAHC had conditionally agreed to subscribe for and the Company had conditionally agreed to allot and issue not more than 465,116,279 new A Shares for an aggregate consideration of not more than RMB 2 billion, equivalent to the subscription price of RMB 4.30 per new A Share, which may be adjusted in the manner as described below.

Structure of the Non-public A Share Issue

Class of Shares to be issued and the nominal value:	A Shares with a par value of RMB1.00 each
Subscriber:	CSAHC
Number of A Shares to be issued:	The total number of A Shares to be issued under the non-public issue of A Shares will be not more than 465,116,279 Shares. The number of Shares to be issued shall be adjusted as explained in the paragraph "Basis for determining the subscription price" below in case of ex-right or ex-dividend including distribution of dividend, transfer to share capital from capital reserve during the period from the Pricing Base Day to the date of issuance.
Method of issue:	Non-public offering. The new A Shares will be issued accordingly within 6 months after the approval from CSRC on the same has been obtained.

The subscription price shall be paid in cash by way of bank transfer.

Basis for determining the subscription price:

The subscription price of new A Shares shall be RMB 4.30 per A Share, i.e. being not less than 90% of the average trading price of the A Shares in the 20 trading days preceding the Pricing Base Day (the average trading price of the A Shares in the 20 trading days preceding the Pricing Base Day equals to the total trading amount of A Shares traded in the 20 trading days preceding the Pricing Base Day divided by the total volume of A Shares traded in the 20 trading days preceding the Pricing Base Day). The subscription price of the new A Shares will be adjusted in accordance with the relevant rules of the Shanghai Stock Exchange if there is any ex-rights or ex-dividend arrangement from the Pricing Base Day to the date of issuance.

Assuming the subscription price before the adjustment as P_0, the number of bonus Shares or Shares being issued upon transfer to share capital from capital reserve of each share as N, the number of new Shares or allotments of each Share as K, the price of the new Shares or allotments as A, distribution of dividends for each Share as D, the issue price after the adjustment as P_1 (the adjustment value are reserved up to two digits after the decimal place, and rounding the last figure and the subscription price for A Shares shall not be less than its nominal value of RMB 1.00 per A Share), then

Dividends distribution: $P_1 = P_0 - D$;
Bonus issue or transfer to share capital from capital reserve: $P_1 = P_0 / (1 + N)$;
Issue of new Shares or allotments:
$P_1 = (P_0 + AK) / (1 + K)$;
Combination of the three items:
$P_1 = (P_0 - D + AK) / (1 + K + N)$.

The subscription price of RMB4.30 per A Share represents: (i) a discount of approximately 8.70% as compared to the closing price of RMB 4.71 per A Share on the Latest Practicable Date; (ii) a discount of approximately 8.12% as compared to the closing price of RMB4.68 per A Share immediately prior to the suspension of trading of A Share on 5 June 2012; and (iii) a discount of approximately 10.23% as compared to the average closing price of RMB4.79 per A Share for the last five trading days immediately prior to 5 June 2012.

Rights attached to the new A Shares: The new A Shares to be issued pursuant to the Non-public A Share Issue will rank pari passu with the existing Shares in all respects.

Conditions for the Subscription Agreement to take effect: The Subscription Agreement will take effect on the date when all of the following conditions have been satisfied:

(1) the approval by the General Managers Meeting of CSAHC for the Subscription has been obtained;

(2) the approval by the Independent Shareholders at the EGM for the issue of new A Shares pursuant to the Subscription Agreement has been obtained; and

(3) the receipt of all the licences, authorisations, permits, consents and approvals from the relevant approval authorities for the Subscription contemplated under the Subscription Agreement.

In the event that any of the conditions set out above are not fulfilled within 12 months of the date of passing of the Shareholders' resolution approving the Subscription, the Company and CSAHC shall not be bound to proceed with the Subscription and the Subscription Agreement shall cease to be of any effect and save in respect of claims arising out of any antecedent breach of the Subscription Agreement.

Completion of the Subscription Agreement:	The completion of the Subscription Agreement will take place when the Shanghai Securities Depository and Clearing Corporation Limited confirms that the new A Shares have been fully subscribed by CSAHC.
Net proceeds from the Non-public A Share Issue and its usage:	Assuming a maximum of 465,116,279 new A Shares are fully subscribed and issued, the proceeds raised from the Non-public A Share Issue will be not more than RMB 2 billion. After deduction of the fees and expenses relating to the Non-public A Share Issue, the net proceeds raised from the Non-public A Share Issue will be used to repay the bank borrowings of the Company. The remaining proceeds (if any) after repayment of the bank borrowings will be used as working capital of the Company.
Lock-up arrangement:	Pursuant to the relevant rules of CSRC, the new A Shares to be subscribed for by CSAHC shall not be disposed of within 36 months from the completion date of the issuance of such new A Shares.
Listing application:	Application will be made by the Company to the Shanghai Stock Exchange for the granting of the listing of, and permission to deal in, all A Shares issued pursuant to the Non-public A Share Issue. Upon the expiration of the lock-up period, the new A Shares will be traded on the Shanghai Stock Exchange.
Arrangement relating to the accumulated undistributed profits of the Company prior to the Non-public A Share Issue:	After the Non-public A Share Issue, the new and existing Shareholders will share the undistributed profits of the Company accumulated prior to the Non-public A Share Issue.
Validity period of the resolution:	The period of 12 months from the passing of the special resolution with respect to the Non-public A Share Issue at the EGM.

SHAREHOLDING STRUCTURE OF THE COMPANY

Shareholding structure of the Company as at the Latest Practicable Date and immediately after completion of the Subscription (assuming a maximum of 465,116,279 new A Shares are fully subscribed and issued and there is no further issuance of Shares)

	CSAHC		Public		
	(A Shares)	(H Shares)	(A Shares)	(H Shares)	Total
Number of Shares held as at the Latest Practicable Date	4,145,050,000	1,064,770,000 *(Note 1)*	2,877,600,000	1,730,147,000	9,817,567,000
% to the existing total issued share capital of the Company as at the Latest Practicable Date	42.22%	10.85%	29.31%	17.62%	100%
Number of new A Shares to be subscribed for by CSAHC under the Subscription Agreement	465,116,279	–	–	–	465,116,279
Number of Shares held immediately after completion of the Subscription	4,610,166,279	1,064,770,000	2,877,600,000	1,730,147,000	10,282,683,279
% to the total issued share capital of the Company immediately after completion of the Subscription	44.83%	10.35%	27.99%	16.83%	100%

Note:

(1) CSAHC was deemed to be interested in an aggregate of 1,064,770,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,120,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.11% of its then total issued H Shares) and 1,033,650,000 H Shares were directly held by Nan Lung (representing approximately 36.98% of its then total issued H Shares). As Yazhou Travel Investment Company Limited was also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,120,000 H Shares held by Yazhou Travel Investment Company Limited.

The principal business activity of the Company is that of civil aviation.

CSAHC is a state-owned enterprise established in the PRC. The principal activity of CSAHC is investment holding.

REASONS FOR AND BENEFIT OF THE PROPOSED NON-PUBLIC A SHARE ISSUE

The Non-public A Share Issue will help the Company to improve its financial condition, satisfy the capital needs of its business development, maintain its competitive advantage and ensure its sustainable and sound development, all in the best interest of the Shareholders.

The Board also believes that the Non-public A Share Issue will be beneficial to the Company as it can strengthen the capital base of the Company, lighten the debt burden of the Company, improve the operating results of the Company, maintain the long-term development of the Company, and enhance the overall benefit of the Company.

Having considered the above, the Directors (including the independent non-executive Directors) considered the Non-public A Share Issue is fair and reasonable and in the best interests of the Company and the Shareholders as a whole are concerned.

RECENT FUND RAISING ACTIVITIES

The Company had not conducted any fund raising exercise in the past 12 months preceding the Latest Practicable Date.

GENERAL OFFER OBLIGATION UNDER THE RELEVANT PRC LAWS AND REGULATIONS

Pursuant to the "Administrative Measures for the Takeover of Listed Companies" issued by CSRC, the Independent Shareholders' approval is required to be obtained to waive CSAHC from complying with the requirement to make a general offer to the Independent Shareholders pursuant to the Subscription. As such, a resolution regarding such waiver approval will be submitted to the Independent Shareholders' for approval in the EGM.

FINANCIAL IMPACT OF THE SUBSCRIPTION

The total proceeds raised from the Non-public A Share Issue will be not more than RMB2 billion before deduction of expenses. The capital injection will significantly enhance the capital structure and financial position of the Group by improving its balance sheet and leverage ratios.

As of 31 March 2012, the Group's total assets and total equity attributable to equity shareholders of the Company were RMB132,302 million and RMB32,403 million, respectively. With the injection of the proceeds from the Non-public A Share Issue of approximately RMB2 billion in cash, the Group's the total assets and total equity attributable to equity shareholders of the Company will increase to approximately RMB134,302 million and RMB34,403 million, respectively. Accordingly, the book value per Share will increase to RMB3.35 per Share from the original RMB3.30 per Share.

The current ratio, being current assets divided by current liabilities, of the Group as of 31 March 2012 was approximately 42.34%. Immediately upon the completion of the Subscription, the current ratio of the Group will rise to approximately 44.44%, assuming all proceeds has been used to repay the bank loans of the Company.

The gearing ratio, being the ratio of total liabilities over total assets, of the Group was approximately 71.17% as of 31 March 2012. The proceeds from the Subscription will increase the total assets of the Group and hence reduce the gearing ratio to approximately 69.66%, assuming all proceeds has been used to repay the bank loans of the Company.

In addition, as the Group will use the proceeds from the Non-public A Share Issue to pay down its debt obligations, the capital structure and financial position of the Group would be further improved. By reducing its debt obligations, the Group would also be able to reduce its interest expense and enhance its net income accordingly.

IMPLICATIONS UNDER THE LISTING RULES

Since CSAHC is the controlling Shareholder and a connected person of the Company, the Non-public A Share Issue constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and independent shareholders' approval requirements. For the purpose of Chapter 14A of the Listing Rules, the Company will convene the EGM for the Shareholders to consider and, if thought fit, to approve, among other things, the Non-public A Share Issue.

Among the 11 Directors, three Directors, Mr. Si Xian Min, Mr. Wang Quan Hua and Mr. Yuan Xin An, who were connected Directors, were required to abstain from voting in respect of the Subscription. All remaining eight Directors who were entitled to vote, unanimously approved the Subscription.

CSAHC and its associates, who were directly and indirectly holding an aggregate of 5,209,820,000 Shares (representing approximately 53.07% of the issued share capital of the Company) as at the Latest Practicable Date, were required to abstain from voting in respect of the resolution(s) to approve the Non-public A Share Issue in the EGM.

The new A Shares to be issued pursuant to the Subscription will be allotted and issued under the general mandate granted to the Board at the annual general meeting of the Company held on 31 May 2012. That general mandate had not been used by the Company since its grant as at the Latest Practicable Date and the number of new A Shares which could be granted under that general mandate is 1,404,530,000.

WARNING: The Subscription is a possibility only. Completion of the Subscription is conditional upon the fulfillment of certain conditions under the Subscription Agreement as mentioned above. Accordingly, the Subscription Agreement may or may not be completed and the Subscription may or may not proceed. Potential investors and Shareholders are therefore advised to exercise caution when dealing in the securities of the Company.

3. GENERAL MANDATE TO ISSUE DEBT FINANCING INSTRUMENTS

General

In order to meet the demand of the operation of the Company, optimize and adjust its debt structure and lower its financing costs, the Company proposes to issue one or a portfolio of Debt Financing Instruments in one or multiple tranches. In order to seize the beneficial opportunity in the market and improve the flexibility and efficiency of the financing, the Board has resolved to obtain the General Mandate to issue the Debt Financing Instruments, which shall be subject to the Shareholders' approval by way of a special resolution at the EGM.

Particulars of Proposed Issuance

Particulars regarding the Proposed Issuance are as follows:

(i)	Issuer:	the Company and/or its wholly-owned or controlled subsidiary, and the specific issuer shall be determined by the Board according to the needs of issuance
(ii)	Issue size:	the total balance of the Debt Financing Instruments outstanding will be within the permissible size for debt issuance in accordance with the provisions of the applicable laws, and the specific issue size shall be determined by the Board according to the capital needs and the market situations
(iii)	Term and type:	not more than 15 years for one single-term instrument or a portfolio of instruments with various terms, and the specific term composition and the issue size of instruments with various terms shall be determined by the Board according to the relevant regulations and market situations
(iv)	Use of proceeds:	the proceeds to be raised from the Proposed Issuance are intended to be used towards meeting the demand of the Company's operations, adjusting its debt structure, replenishing its working capital and/or funding its capital investments, among others, and the specific use of proceeds shall be determined by the Board according to the capital needs
(v)	Term of validity of the resolution:	from the date of the passing of the resolution at the EGM to the date of the annual general meeting of the Company for the year ended 31 December 2012

If the Board and/or its authorised person have resolved to issue the Debt Financing Instruments within the term of the General Mandate and the Company has obtained the approval, permission or registration for the issuance from the relevant regulatory authorities within the term of the mandate, the Company may complete the issuance within the validity period of such approval, permission or registration.

Authorisation to the Board

It is proposed to the Shareholders at the EGM to authorise the Board, generally and unconditionally, to deal with the following in accordance with the specific needs of the Company and market conditions:

(i) to determine the issuer, type, specific instruments, detailed terms, conditions and other matters relating to the Proposed Issuance (including, but not limited to, the issue size, principal amount, currency, issue price, interest rate or mechanism for determining the interest rate, issue place, issue timing, term, whether or not to issue in multiple tranches and number of tranches, whether or not to set repurchase or redemption terms, credit rating, guarantee, repayment term, use of proceeds, underwriting arrangements and all other matters relating to the Proposed Issuance);

(ii) to carry out all necessary and ancillary actions and procedures (including, but not limited to, select and engage intermediary institutions, handle all approval, registration and filing procedures with the relevant regulatory authorities in connection with the Proposed Issuance on behalf of the Company, execute all necessary documents for the Proposed Issuance and handle any other matters relating to the issuance, repayment arrangement and trading of the Proposed Issuance);

(iii) to approve, confirm and ratify any action or procedure relating to the Proposed Issuance as mentioned above already taken by the Company;

(iv) to make adjustments to the specific proposals for the Proposed Issuance in accordance with the comments from the relevant regulatory authorities or the market conditions within the authority of the Board, in the case of any change in policies of regulatory bodies in relation to the Proposed Issuance, or any change of market conditions, except where voting at a general meeting is required by any relevant laws and regulations and the Articles of Association;

(v) to determine and handle all relevant matters relating to the listing of the Debt Financing Instruments upon the completion of the Proposed Issuance; and

(vi) to approve, execute and despatch any announcements or circulars relating to the Proposed Issuance and make any related disclosure in accordance with the listing rules of the relevant jurisdictions where the Shares are listed.

4. EGM

The EGM will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC at 2:00 p.m. on Friday, 10 August 2012 to consider and, if thought fit, approve, among other matters, the Non-public A Share Issue and the proposed grant of the General Mandate.

In order to determine the list of Shareholders who are entitled to attend the EGM, the Company's register of members will be closed from Wednesday, 11 July 2012 to Friday, 10 August 2012, both days inclusive, during which period no transfer of H Shares will be effected. In order to attend and vote at the EGM, holders of H Shares whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the registrar of the Company in Hong Kong, Hong Kong Registrars Limited, at or before 4:30 p.m. on Tuesday, 10 July 2012, at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

Whether or not you intend to attend the EGM, you are requested to complete and return (i) the reply slip in accordance with the instructions printed thereon not later than Friday, 20 July 2012 and (ii) the form of proxy enclosed in the notice of EGM in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the EGM or any adjournment thereof (as the case may be). Completion and return of the proxy form will not preclude you from attending the EGM and voting in person if you so wish.

5. RECOMMENDATION OF THE BOARD

The Directors consider that the Non-public A Share Issue and the proposed grant of the General Mandate is in the interests of the Group and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions to be proposed at the EGM in respect of the Non-public A Share Issue and the proposed grant of the General Mandate.

Having taken into account the advice of China Merchants Securities, the Independent Board Committee considers that the Non-public A Share Issue is on normal commercial terms, in the ordinary and usual course of business of the Company, fair and reasonable as far as the Company and its Independent Shareholders as a whole concerned and in the interests of the Group and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM in respect of the Non-public A Share Issue.

6. ADDITIONAL INFORMATION

Your attention is drawn to the letter from the Independent Board Committee as set out in this circular which contains its recommendation to the Independent Shareholders as to voting at the EGM and to the letter from China Merchants Securities as set out in this circular which contains its advice to the Independent Board Committee and the Independent Shareholders in relation to the Non-public A Share Issue therein.

Your attention is also drawn to the additional information set out in the Appendices to this circular.

By Order of the Board
Si Xian Min
Chairman

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

26 June 2012

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION
– PROPOSED SUBSCRIPTION OF NEW A SHARES
BY CHINA SOUTHERN AIR HOLDING COMPANY

We refer to a circular (the "Circular") of the Company dated 26 June 2012 of which this letter forms part. Terms used in this letter have the same meaning as defined in the Circular unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to advise you on whether the Non-public A Share Issue is on normal commercial terms, fair and reasonable as far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole. China Merchants Securities has been appointed as the independent financial adviser to advise us and the Independent Shareholders in this regard.

We wish to draw your attention to the letter from the Board and the letter from China Merchants Securities as set out in the Circular, which contains, inter alia, its advice and recommendation regarding the Non-public A Share Issue with the principal factors and reasons for its advice and recommendation.

RECOMMENDATION

Having considered the terms of the Non-public A Share Issue and taking into account the advice and recommendation of China Merchants Securities, we are of the view that the terms of the Non-public A Share Issue is fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole.

Yours faithfully,
For and on behalf of
the Independent Board Committee of
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Gong Hua Zhang **Wei Jin Cai**
Ning Xiang Dong **Liu Chang Le**
Independent Non-executive Directors

The following is the text of a letter from China Merchants Securities for the purpose of incorporation in the Circular, in connection with its advice to the Independent Board Committee in respect of the Non-public A Share Issue.

招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

48th Floor
One Exchange Square
Central
Hong Kong

26 June 2012

To: The Independent Board Committee of
China Southern Airlines Company Limited

Dear Sirs,

(1) PROPOSED ISSUANCE OF NEW A SHARES
AND
(2) CONNECTED TRANSACTION –
PROPOSED SUBSCRIPTION OF NEW A SHARES BY
CHINA SOUTHERN AIR HOLDING COMPANY

INTRODUCTION

We refer to our engagement as the independent financial adviser to the Independent Board Committee in relation to the Non-public A Share Issue, details of which are set out in the Letter from the Board (the "**Letter from the Board**") contained in the circular dated 26 June 2012 (the "**Circular**") issued by the Company, of which this letter forms part. Unless otherwise stated, terms used herein have the same meanings as those defined in the Circular.

At the Board meeting of the Company held on 11 June 2012, the Board approved the proposed issuance of not more than 465,116,279 new A Shares to CSAHC.

Accordingly, on 11 June 2012, CSAHC entered into the Subscription Agreement with the Company, pursuant to which CSAHC had conditionally agreed to subscribe for and the Company had conditionally agreed to allot and issue not more than 465,116,279 new A Shares for an aggregate consideration of not more than RMB2 billion, equivalent to the subscription price of RMB4.30 per new A Share (the "**Subscription Price**").

Since CSAHC is the controlling Shareholder and a connected person of the Company, the Non-public A Share Issue constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and independent shareholders' approval requirements under the Listing Rules. The Company will convene the EGM for the Independent Shareholders to consider and, if thought fit, to approve, among other things, the Non-public A Share Issue. Among the 11 Directors, three Directors, Mr. Si Xian Min, Mr. Wang Quan Hua and Mr. Yuan Xin An, who were connected Directors, were required to abstain from voting in respect of the Subscription. All remaining eight Directors who were entitled to vote, unanimously approved the Subscription. CSAHC and its

associates, who were directly and indirectly holding an aggregate of 5,209,820,000 Shares (representing approximately 53.07% of the issued share capital of the Company) as at the Latest Practicable Date, were required to abstain from voting in respect of the resolution(s) to approve the Non-public A Share Issue in the EGM.

An Independent Board Committee comprising all the independent non-executive Directors, namely Mr. Gong Hua Zhang, Mr. Wei Jin Cai, Mr. Ning Xiang Dong and Mr. Liu Chang Le, has been formed to advise the Independent Shareholders on whether the Non-public A Share Issue is on normal commercial terms, in the ordinary and usual course of business, fair and reasonable so far as the Company and the Independent Shareholders as a whole are concerned and in the interests of the Company and the Shareholders as a whole. China Merchants Securities has been appointed as the independent financial adviser to advise the Independent Board Committee in this regard.

BASIS OF OUR OPINION

In formulating our advice and opinion, we have relied on the accuracy of the information and representations contained in the Circular, which have been considered to be complete and relevant and the information obtained from the public domain. We have assumed that all statements, information and representations made or referred to in the Circular, for which the Directors are solely responsible for, were true, accurate and complete in all material respects at the time when they were made and will continue to be so as at the date of the Circular. We have also assumed that all statements of belief, opinion and intention made by the Directors in the Circular were reasonably made after due and careful enquiry and were based on honestly held opinions. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and the management of the Company and we have been advised by the Directors and the management of the Company that no material fact has been omitted from the information and representations provided, and referred to, in the Circular. We have no reason to suspect that any material information has been withheld by the Directors or the management of the Company. We have not, however, carried out any independent verification of the information provided to us by the Directors and the management of the Company and the information obtained from the public domain, nor have we conducted any independent investigation into the affairs, the business and financial position and the future prospects of each member of the Group, CSAHC and their respective shareholders, subsidiaries, associates and business partners. Our opinion is based on the information and representations available to us as of the date of this letter. We have no obligation to update our advice and opinion to take into account circumstances and events occurring after the date of this letter. As a result, circumstances and events could occur prior to the approval of the Non-public A Share Issue that, if known to us at the time when we had rendered our advice and opinion, would have altered our advice and opinion.

INFORMATION OF CSAHC AND THE COMPANY

CSAHC is a state-owned enterprise established in the PRC, which is principally engaged in investment holding.

The Company is principally engaged in civil aviation.

Set out below is a summary of the Group's audited financial information prepared in accordance with the International Financial Reporting Standards for each of the two years ended 31 December 2010 and 2011 as extracted from the annual report of the Group for the year ended 31 December 2011 (the "**2011 Annual Report**"):

	For the year ended 31 December	
	2011	**2010**
In RMB million		
Total operating revenue	90,395	76,495
Operating profit	4,353	6,282
Profit for the year	6,090	6,412

	As at 31 December	
	2011	**2010**
In RMB million		
Total assets	129,412	111,335
Total liabilities	91,635	81,019
Net assets	37,777	30,316

In 2011, the Group's total operating revenue was approximately RMB90,395 million, representing an increase of approximately RMB13,900 million or approximately 18.17% as compared with the Group's total operating revenue in 2010. The increase in the Group's total operating revenue was mainly due to the steady growth in the domestic aviation demand and increase in capacity of the Group in 2011.

The operating expenses of the Group increased by approximately RMB16,374 million or approximately 23.16% in 2011 from approximately RMB70,689 million in 2010 to approximately RMB87,063 million in 2011, which were primarily due to the total effect of increases in jet fuel costs, landing and navigation fees, maintenance expenses and other operating costs. As a result of the increase in the Group's operating expenses, the Group recorded a drop in the operating profit, from approximately RMB6,282 million in 2010 to approximately RMB4,353 million in 2011.

The profit for the year of the Group in 2011 was approximately RMB6,090 million, representing a decrease of approximately RMB322 million or approximately 5.02% as compared with the Group's profit for the year of approximately RMB6,412 million in 2010.

Net assets of the Group increased from approximately RMB30,316 million as at 31 December 2010 to approximately RMB37,777 million as at 31 December 2011, representing an increase of approximately RMB7,461 million or approximately 24.61%.

PRINCIPAL FACTORS CONSIDERED FOR THE NON-PUBLIC A SHARE ISSUE

In arriving at our opinion and recommendation in respect of the terms of the Non-public A Share Issue, we have considered the following principal factors:

I. Reasons for and benefit of the proposed Non-public A Share Issue

In light of the stable increase in the demand in aviation market in the PRC, the Group has been expanding its business operations and its total operating revenue has been increasing significantly in the recent years. The Group's total operating revenue has increased from approximately RMB54,802 million for the year ended 31 December 2009 to approximately RMB90,395 million for the year ended 31 December 2011, representing a compound annual growth rate of approximately 28.43%.

As advised by the management of the Company, the Group meets its working capital needs mainly through its operating activities and external financing activities. As at 31 December 2011, total bank and other loans of the Group was approximately RMB47,826 million and the Group maintained a gearing ratio, being the total liabilities divided by total assets, of approximately 70.81%.

As stated in the Letter from the Board, the Company will apply the net proceeds raised from the Non-public A Share Issue to repay the bank borrowings of the Company. The remaining proceeds (if any) after repayment of the bank borrowings will be used as working capital of the Company.

In view of (i) the expansion and funding needs of the Group; and (ii) the lightening the debt burden of the Company, we concur with the views of the Directors that the Non-public A Share Issue will help the Group to improve its financial condition, satisfy the capital needs of its business development and the Non-public A Share Issue is in the interests of the Company and the Independent Shareholders as a whole.

II. Principal terms of the Non-public A Share Issue

As stated in the Letter from the Board, the Company agreed to issue not more than 465,116,279 A Shares to CSAHC at the Subscription Price. The Subscription Price and the number of new A Shares to be issued may be adjusted in accordance with the relevant rules of the Shanghai Stock Exchange.

Detail of the terms and structure of the Non-public A Share Issue are set out in the section headed "Structure of the Non-public A Share Issue" in the Letter from the Board and the sections below in this letter.

III. The Subscription Price

As stated in the Letter from the Board, the Subscription Price shall be RMB4.30 per A Share, i.e. being not less than 90% of the average trading price of the A Shares in the 20 trading days preceding the Pricing Base Day (the average trading price of the A Shares in the 20 trading days preceding the Pricing Base Day equals to the total trading amount of A Shares traded in the 20 trading days preceding the Pricing Base Day divided by the total volume of A Shares traded in the 20 trading days preceding the Pricing Base Day). The Subscription Price will be adjusted in accordance with the relevant rules of the Shanghai Stock Exchange if there is any ex-rights or ex-dividend arrangement from the Pricing Base Day to the date of issuance. Please refer to the paragraph headed "Basis for determining the subscription price" under the section headed "Structure of the Non-public A Share Issue" in the Letter from the Board for the details of the adjustment mechanism of the Subscription Price.

The Subscription Price of RMB4.30 represents:

(i) a discount of approximately 8.12% as compared to the closing price of RMB4.68 per A Share immediately prior to the suspension of trading of the A Shares on 5 June 2012;

(ii) a discount of approximately 10.23% as compared to the average of the closing prices of RMB4.79 per A Share for the last five trading days immediately prior to 5 June 2012; and

(iii) a premium of approximately 31.10% over the total equity attributable to equity Shareholders of the Company per Share of approximately RMB3.28 as at 31 December 2011.

As advised by the Directors and upon reviewing by us of the relevant provisions of 《上市公司證券發行管理辦法》 (Measures on the Administration of Issuance of Securities by Listed Company) and 《上市公司非公開發行股票實施細則》 (Detailed Implementation Rules for the Non-public Issuance of Stocks by Listed Companies) (collectively, the "Measures") promulgated by the CSRC, the basis in determining for the Subscription Price is determined in compliance with the requirement of the Measures, which requires the A share issue price to be not less than 90% of the average trading price of A shares during the period of 20 trading days prior to the pricing base day, being (i) the announcement date of the board resolution(s) in relation to the issue of A shares; or (ii) the announcement date of the resolution(s) in the shareholders' meeting in relation to the issue of A shares; or (iii) the first day of the issue period.

In assessing the fairness and reasonableness of the Subscription Price, we have attempted to select the companies that are comparable to the Company based on the criteria that those companies (i) whose H shares are listed on main board of the Stock Exchange and A shares are listed on the stock exchanges in the PRC; and (ii) announced to issue or propose to issue additional new A shares to their respective controlling shareholders from 1 January 2011 up to the date of the relevant

announcement regarding the Non-public A Share Issue on 11 June 2012 (the "**Comparable Companies**"), irrespective of whether such issues have proceeded to completion or not. Based on our research of the published information, we have, to the best of our effort, identified a total of four Comparable Companies which meet our criteria and are considered to be fair and representative for comparison purpose, details of which are set out as follows:

Date of announcement	**Name of issuer**	**Stock code**	**Issue price/ Proposed issue price** *RMB*	**90% of average trading price of respective A shares during the 20 trading days period before the pricing base day** *RMB*
17 September 2011	CSR Corporation Limited	1766.HK/ 601766.SH	4.46	4.46
22 November 2011	Huadian Power International Corporation Limited	1071.HK/ 600027.SH	3.00	2.82
12 April 2012	Jingwei Textile Machinery Company Limited	350.HK/ 000666.SZ	9.40	9.40
27 April 2012	Air China Limited	753.HK/ 601111.SH	5.57	5.56
11 June 2012	**The Company**	**1055.HK/ 600029.SH**	**4.30**	**4.29**

Source: Official website of the Stock Exchange and Bloomberg

Note: The information stated is in accordance with the latest announcements published by the Comparable Companies in respect of the adjusted terms of the proposed issue of the A shares, if any.

As shown in the table above, we note that the issue price for the A shares of the four Comparable Companies was exactly or slightly higher than the 90% of average trading price of respective A shares during the 20 trading days period before the pricing base day. As such, we note that the basis for determining the issue price/ proposed issue price of the A shares for the Comparable Companies is the same as those adopted by the Company, which requires the A share issue price to be not less than 90% of the average trading price of A shares during the period of 20 trading days prior to the pricing base day.

Given (i) the Subscription Price is determined in compliance with requirements of the Measures; and (ii) the basis for determining the Subscription Price is the same as those of the Comparable Companies, we have no reason to doubt the fairness and appropriateness of the basis in determining the Subscription Price.

IV. Lock-up arrangements

Pursuant to the relevant rules of the CSRC, new A Shares to be subscribed for by CSAHC shall not be disposed of within 36 months from the completion date of the issuance of such new A Shares. Accordingly, CSAHC is restricted from disposing of its newly subscribed A Shares within the relevant 36 months period.

In assessing the impact on the Independent Shareholders after imposing such lock-up arrangements, we have reviewed the relevant documents in respect of the A share issues of the Comparable Companies and noted that the lock-up arrangements under the A share issues of the Comparable Companies had restricted the connected subscribers from disposing of their newly subscribed A shares within 36 months. In view of the lock-up arrangements of the Non-public A Share Issue are in line with all of the Comparable Companies, we are not aware of any additional adverse impact arising from the aforesaid lock-up arrangements of the Non-public A Share Issue on the Independent Shareholders.

V. Possible financial effects of the Non-public A Share Issue

As stated in the Letter from the Board, assuming a maximum of 465,116,279 new A Shares are fully subscribed for and issued, the proceeds raised from the Non-public A Share Issue will not be more than RMB2 billion. After deduction of the fees and expenses relating to the Non-public A Share Issue, the net proceeds to be raised from the Non-public A Share Issue will be applied (i) to repay the bank borrowings of the Company; and (ii) the remaining proceeds, if any, after the repayment of the bank borrowings, as working capital of the Company. Upon the completion of the Non-public A Share Issue, the following financial effects on the Group's financial position will be arisen:

(i) Net assets

According to the 2011 Annual Report, the Group had audited net assets of approximately RMB37,777 million as at 31 December 2011. The net assets of the Group will be enhanced by the net proceeds of not more than RMB2 billion upon the completion of the Non-public A Share Issue.

(ii) Current ratio

According to the 2011 Annual Report, the audited current assets and current liabilities of the Group were approximately RMB19,485 million and approximately RMB44,413 million respectively as at 31 December 2011. The current ratio, being current assets divided by current liabilities, of the Group as at 31 December 2011 was approximately 0.44. With the receipt of the net proceeds of not more than RMB2 billion in cash, current assets of the Group would be increased accordingly and hence the current ratio would be improved upon the completion of the Non-public A Share Issue.

(iii) Gearing ratio

According to the 2011 Annual Report, the total liabilities and total assets of the Group was approximately RMB91,635 million and approximately RMB129,412 million respectively. The gearing ratio, being total liabilities divided by total assets, of the Group as at 31 December 2011 was approximately 70.81%. With the receipt of the net proceeds of not more than RMB2 billion in cash, the net assets of the Group would be increased accordingly and hence the gearing ratio would be improved upon the completion of the Non-public A Share Issue.

In view of the above positive financial effects on the Group, we consider that the Non-public A Share Issue is in the interests of the Company and the Independent Shareholders as a whole given the financial position of the Group will be strengthened upon the completion of the Non-public A Share Issue.

VI. Dilution effect on shareholding

Immediately following the completion of the Non-public A Share Issue, assuming that (i) CSAHC has subscribed for a maximum of 465,116,279 new A Shares; and (ii) no other Shares has been issued by the Company after the Latest Practicable Date until the completion of the Non-public A Share Issue, it is anticipated that the shareholding structure of the Company will be as follows:

	As at the Latest Practicable Date		**Upon the completion of the Non-public A Share Issue**	
	Number of Shares	*% to the issued share capital of the Company*	*Number of Shares*	*% to the issued share capital of the Company*
CSAHC				
– A Shares	4,145,050,000	42.22%	4,610,166,279	44.83%
– H Shares	1,064,770,000	10.85%	1,064,770,000	10.35%
Subtotal	5,209,820,000	53.07%	5,674,936,279	55.18%
Public				
– A Shares	2,877,600,000	29.31%	2,877,600,000	27.99%
– H Shares	1,730,147,000	17.62%	1,730,147,000	16.83%
Subtotal	4,607,747,000	46.93%	4,607,747,000	44.82%
Total	9,817,567,000	100.00%	10,282,683,279	100.00%

Source: The Letter from the Board

As illustrated in the table above, CSAHC's shareholding will slightly increase from approximately 53.07% to approximately 55.18% immediately after the completion of the Non-public A Share Issue. At the same time, the shareholding of the public holders of A Shares will be slightly diluted from approximately 29.31% to approximately 27.99% whilst the shareholding of the public holders of H Shares will be slightly diluted from approximately 17.62% to approximately 16.83% upon the completion of the Non-public A Share Issue.

As advised by the Directors, given (i) the shareholding interests of the public Shareholders will only be diluted slightly; and (ii) the financial position of the Group will be strengthened upon the completion of the Non-public A Share Issue, we concur with the Directors' view that the dilution effect on the shareholding interest of the public Shareholders arising from the Non-public A Share Issue is acceptable.

RECOMMENDATION

Having considered the above principal reasons and factors, we concur with the Directors' view that the Non-public A Share Issue is (i) on normal commercial terms which are fair and reasonable so far as the Company and the Independent Shareholders as a whole are concerned; and (ii) in the ordinary and usual course of business and in the interests of the Company and its Shareholders as a whole. We therefore advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the specific resolutions in respect of the Non-public A Share Issue to be proposed at the EGM.

Yours faithfully
For and on behalf of
China Merchants Securities (HK) Co., Limited

Ronald T.L. Wan
Managing Director
Investment Banking Department

Christine Au
Executive Director
Investment Banking Department

1. PROPOSED USE OF PROCEEDS

China Southern Airlines Company Limited (the "Company") intends to raise funds not exceeding RMB 2 billion by way of non-public A Share issue to China Southern Air Holding Company ("CSAHC"), the controlling Shareholder of the Company ("Non-public A Share Issue"). The Company intends to repay the bank borrowings, all of which are denominated in USD, with all of the proceeds after deducting the issuing costs. The bank borrowings intended to be repaid by the proceeds from Non-public A Share Issue are as follows:

		Outstanding Principal of Borrowings		
Serial No.	**Bank**	**Amount (USD)**	**Equivalent Amount (RMB)***	**Due Date**
1	China Development Bank	109,147,410.00	691,503,416.06	2012-11-20
2	China Development Bank	80,000,000.00	506,840,000.00	2012-12-19
3	China Development Bank	30,000,000.00	190,065,000.00	2013-1-3
4	China Development Bank	20,000,000.00	126,710,000.00	2013-1-8
5	China Development Bank	30,000,000.00	190,065,000.00	2013-1-15
6	China Development Bank	40,000,000.00	253,420,000.00	2013-1-19
7	China Development Bank	40,000,000.00	253,420,000.00	2013-1-31
8	China Development Bank	26,000,000.00	164,723,000.00	2013-2-8
9	China Development Bank	70,000,000.00	443,485,000.00	2013-2-15
10	China Development Bank	49,000,000.00	310,439,500.00	2013-2-22
11	China Development Bank	72,689,000.00	460,521,159.50	2013-2-28
Total		**566,836,410.00**	**3,591,192,075.56**	

Note: Equivalent Amount (RMB) is calculated by the average of the middle exchange rate of RMB on interbank foreign exchange market on 31 May 2012: 1 USD =RMB 6.3355.

If the proceeds from Non-public A Share Issue are not enough to cover all the above borrowings, outstanding amount shall be repaid in the above order, and the deficit will be satisfied with self-raised funds of the Company. If there is any surplus after repayment of the above borrowings, the same will be used as the working capital of the Company.

2. NECESSITY FOR REPAYING BANK BORROWINGS WITH THE PROCEEDS RAISED

2.1 Carrying on the long-term supportive national policy against airlines enterprises and facilitating the long-term development of domestic airlines and air transportation industry

Since the financial crisis in 2008, the central government had made several attempts to inject capital to major domestic airlines groups for supplementing the national capital, and clearly stated that such funds were intended to be used to support the development of core business of air transportation. The Company received national capital contributions through non-public issue in 2009 and 2010. Through Non-public A Share Issue and repaying bank borrowings with the proceeds there of, the Company can keep lowering the gearing ratio, optimize the capital structure, improve the risk resistance and cut down the finance cost of the Company, which can carry on the supportive national policy against airlines enterprises to provide strong financial support for the Company's long-term development.

2.2 Lowering the gearing ratio and optimizing the capital structure of the Company

Under the strong support of national policies and the drive of macro-economic development, the business scale of the Company grew steadily in recent years. Besides, given the specific business model of airlines business, the absolute liability of the Company has also kept increasing. As of 31 March 2012, the Company had total assets of RMB 132.302 billion and total liabilities of RMB 94.163 billion with the gearing ratio being at 71.17%. The interest bearing loans of the Company for recent three years and the latest financial period are as follows:

Unit: RMB '00 million

Category	31 March 2012	31 December 2011	31 December 2010	31 December 2009
Short-term borrowings	107.52	69.25	35.68	110.12
Long-term borrowings (including those due within one year)	406.79	408.98	376.29	343.12
Note payables*	1.10	0.50	1.04	32.07
Finance leasing payables (including those due within one year)	161.09	158.37	144.30	133.18
Total	**676.50**	**637.10**	**557.31**	**618.49**

Note: The balance of note payables as at 31 December 2009 came from interest bearing notes; and the balance of note payables as at 31 December 2010, 31 December 2011 and 31 March 2012 came from non-interest bearing notes.

The proportion of interest bearing loans keeps increasing, which impairs the financial security of the Company. Thus, repaying bank borrowings with the proceeds from Non-public A Share Issue will improve the debt repayment indicators of the Company, enhance the Company's solvency, lower the financial risk and create a more stable financial structure for the Company. Upon the completion of Non-public A Share Issue, the gearing ratio of the Company will be further reduced, which lays a solid foundation for the stable and rapid development of the Company in the future.

2.3 Reducing the finance costs and improving the future profitability of the Company

As the business scale of the Company growing, the total liabilities keep increasing, especially the interest bearing liabilities, which leads to higher finance costs and lower profitability of the Company. The interest expenditure for borrowings and payables of the Company for recent three years and the latest financial period are as follows:

Unit: RMB '00 million

	31 March 2012	31 December 2011	31 December 2010	31 December 2009
Interest expenditure for borrowings and payables	4.03	12.64	14.43	19.24

Although the Company completed non-public issuance in 2009 and 2010 respectively and lowered gearing ratio and interest expenditure by repaying bank borrowings with the proceeds raised, the liabilities and interest expenditure keep increasing as the business scale growing, which in turn directly affects the overall profitability of the Company. Therefore, using the proceeds from Non-public A Share Issue to repay the bank borrowings will further lower the total amount of bank borrowings and finance costs of the Company, which is a favorable factor to improve the Company's profitability.

2.4 Diversifying the financing channels, improving the financing ability and laying a solid foundation for the future development of the Company

The Company proactively raises funds to enlarge its business scale, to improve the quality of plane fleet and to increase market share through direct finance such as bank borrowings with an aim to consolidate its position of the leading domestic airlines enterprise in terms of number of airplanes, number of routes and annual passenger traffic. However, the financing channels and financing ability of the Company are restrained due to the high gearing ratio which in turn imposes a restriction on the long-term development of the Company. With Non-public A Share Issue to CSAHC, the Company can obtain national capital contribution, improve the capital strength and lower the gearing ratio of the Company. Therefore, raising fund to repay the bank

borrowings through Non-public A Share Issue is helpful to widen the financing channels and improve the profitability of the Company. It also helps to grasp market opportunities to realize sustainable development of the Company in future by raising funds from diversified financing channels for supporting the business development of the Company.

3. FEASIBILITY OF REPAYING BANK BORROWINGS WITH THE PROCEEDS RAISED

The Company continuously sticks to the strategic objective of establishing an international airline enterprise with extensive network to drive the strategic transformation of the Company through strengthening the hub establishment, the organization of transition, the market exploration and service quality. The Company has achieved a more and more satisfactory result and keeps improving its comprehensive competitiveness. In 2011, affected by the deteriorating European sovereign debt crisis and the slowing down growth rate of emerging economies, the international air transportation market suffered from a downturn. Nevertheless, the domestic economy remained a stable growth and demand for civil aviation kept increasing, but the growing pace slowed down as compared to 2010. Non-public A Share Issue is likely to bring valuable capital contribution to the Company to raise funds so as to further lower the gearing ratio, to enhance the risk resistance and to improve the profitability of the Company, helping the Company to lay a foundation for implementing a strategic transformation and an international strategy under the complex and changing market situation.

1. By repaying the bank borrowings with proceeds from Non-Public A Share Issue, the Company can lower the gearing ratio, improve the solvency and optimize the capital structure. Based on the financial information of the Company as at 31 March 2012, it is anticipated that after repaying bank borrowings with all of the proceeds from Non-Public A Share Issue (assuming that 465,116,279 shares are issued, which is the upper limit of shares to be issued), the gearing ratio of the Company will drop from 71.17% to 69.66%. Therefore, repaying bank borrowings with all of the proceeds from Non-public A Share Issue can actually help the Company to lower its gearing ratio, enhance the risk resistance and lay a solid foundation for the future development of the Company.

2. Repaying bank borrowings with all of the proceeds from Non-Public A Share Issue can lower the total amount of interest-bearing liabilities, cut down the finance costs and improve the profitability of the Company. If the interest rate of 5.68%, i.e. 90% of the benchmark interest rate for 1 year RMB loans of 6.31% after the adjustment made on 8 June 2012, is taken as a reference for calculation, the Company can save approximately RMB 114 million of interest expense per annum after repaying bank borrowings with all of the proceeds from Non-public A Share Issue (assuming that 465,116,279 shares are issued, which is the upper limit of shares to be issued).

3. Upon the completion of Non-public A Share Issue, shareholder equity attributable to the parent company will increase, thus the capital strength will also be improved. As at 31 March 2012, shareholder equity attributable to the parent company amounted to RMB 32.403 billion. Assuming that 465,116,279 shares are issued, which is the upper limit of shares to be issued, and proceeds from Non-Public A Share Issue will be approximately RMB 2 billion, the shareholder equity attributable to the parent company after the Non-public A Share Issue will increase to RMB 34.403 billion, representing an increase of approximately 6.17%. Furthermore, the Non-public A Share Issue can help widen the financing channels, improve the financing ability and deliver a financial support for the Company's sustainable development in future.

Given the above reasons, the Non-public A Share Issue, the repayment of bank borrowings and the replenishing of the working capital of the Company (if any balance) with the proceeds from the Non-public A Share Issue are in compliance with the requirements of relevant laws and regulations, in line with the actual situation and strategic objective of the Company and in the fundamental interests of the Shareholders as a whole, which facilitates the long-term and sustainable development of the Company. If the Non-public A Share Issue successfully completes and the proceeds are applied as expected, the Company could lower its gearing ratio, improve its financial position, save finance costs and raise the profitability, through which improve its core competitiveness and risk resistance of the Company and create long-term return for all shareholders.

REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES AS AT 31 DECEMBER 2011 FOR CHINA SOUTHERN AIRLINES COMPANY LIMITED

According to the "Approval Reply to the Non-public Offering of Shares by China Southern Airlines Company Limited" issued by the China Securities Regulatory Commission ("CSRC") (Zheng Jian Xu Ke [2010] No. 1243), and the "Approval Reply to the Issuance of Additional Overseas Listed Foreign Shares by China Southern Airlines Company Limited" (Zheng Jian Xu Ke [2010] No. 1215), the Company issued 1,501.50 million RMB-denominated ordinary shares ("A Share") by way of non-public offering in Shanghai in October 2010 (the "Proceeds from Previous A Shares Fund Raising Activities") and issued 312,500,000 H Shares by way of non-public offering in Hong Kong in November 2010 (the "Proceeds from Previous H Shares Fund Raising Activities"). According to the "Rules Concerning the Report on the Use of Proceeds from Previous Fund Raising Activities" (Zheng Jian Fa Xing Zi [2007] No. 500) issued by the CSRC and the "Shanghai Stock Exchange's Administrative Rules for the Proceeds from Fund Raising Activities of Listed Companies" issued by the Shanghai Stock Exchange (Shang Zheng Shang Zi [2008] No. 59), the use of the Proceeds from Previous A Shares Fund Raising Activities and the Proceeds from Previous H Shares Fund Raising Activities (collectively referred to as the "Proceeds from Previous Fund Raising Activities") as at 31 December 2011 of China Southern Airlines Company Limited (the "Company") are reported as follows:

I. AMOUNT OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES AND STATUS OF RECEIPT

According to the "Approval Reply to the Non-public Offering of Shares by China Southern Airlines Company Limited" issued by the CSRC (Zheng Jian Xu Ke [2010] No. 1243), the Company issued 1,501.50 million RMB-denominated ordinary shares ("A Share") by way of non-public offering in October 2010 at an issue price of RMB 6.66 per share. The gross proceeds from the issuance of A Shares was RMB9,999,990,000.00 and the amount after deduction of the issuance expenses, including the underwriting and sponsor costs was placed in the following four special accounts opened by the Company on 21 October 2010 with the following banks: account number 800108226608095001 with Bank of China, Guangdong Province Branch, account number 44001490106053002836 with China Construction Bank, Guangzhou Jichang Road Sub-branch, account number 44030501040010598 with Agricultural Bank of China, Guangzhou Dongshan Sub-branch and account number 5012100054274 with Ping An Bank, Guangzhou Branch.

The gross proceeds from the aforesaid non-public offering of A Shares was RMB 9,999,990,000.00 and the net proceeds was RMB 9,838,369,714.52 after deduction of the issuance expenses, including the underwriting and sponsor costs of RMB 161,620,285.48. The Proceeds from Previous A Shares Fund Raising Activities were received by 21 October 2010, and were verified by KPMG Huazhen and a capital verification report (No. KPMG-C (2010) CR No.0003) was also issued.

As approved by the "Approval Reply to the Issuance of Additional Overseas Listed Foreign Shares by China Southern Airlines Company Limited" (Zheng Jian Xu Ke [2010] No. 1215), the Company issued 312,500,000 H Shares by way of non-public offering in Hong Kong in November 2010 at an issue price of HK$ 2.73 per share with the gross proceeds of HK$ 853,125,000.00. The gross proceeds from such non-public offering of H Shares were placed in the Hong Kong dollar bank account with the Bank of China (Hong Kong) Limited (account number: 01287511545532). On 30 November 2010, the Company remitted the net balance of HK$ 849,821,306.25, which is obtained by deducting part of the issuance expenses and bank charges paid directly out of such account, to the foreign exchange account with Bank of China, Guangdong Province Branch (account number: 800108226608092013) as established with the approval of the State Administration of Foreign Exchange Guangdong Branch. The Proceeds from Previous H Shares Fund Raising Activities were verified by KPMG Huazhen and a capital verification report (No. KPMG-C (2011) CR No.0001) was also issued on 27 January 2011.

II. ACTUAL USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

As at 31 December 2011, the comparisons between the actual use of the Proceeds from Previous Fund Raising Activities and the committed use of proceeds as stated in the Company's disclosed documents relating to the non-public offering of shares are as follows:

(I) Comparison Table of the Use of the Proceeds from Previous A Shares Fund Raising Activities

Total amount of A Shares proceeds: RMB 9,838,369,714.52 *(Note 1)*

Accumulated total amount of the A Shares proceeds used: RMB 8,694,775,667.24

Total amount of A Shares proceeds relating to a change of use: Nil
Percentage of the total amount of A Shares proceeds relating to a change of use: N/A

Total amount of the A Shares proceeds used in each year:
2010: RMB 5,982,003,100.00
2011: RMB 2,712,772,567.24

	Investment projects		Total investment amount of the proceeds			Accumulated investment amount of the proceeds as at 31 December 2011				
No.	Committed investment projects	Actual investment projects	Committed investment amount prior to the offering *(Note 2, Note 5)*	Committed investment amount after the offering *(Note 2, Note 5)*	Actual investment amount *(Note 5)*	Committed investment amount prior to the offering *(Note 2, Note 5)*	Committed investment amount after the offering *(Note 2, Note 5)*	Actual investment amount *(Note 5)*	Difference between the actual investment amount and the committed investment amount after the offering	The completion progress of the project as at 31 December 2011
1	Repayment of loans to China Construction Bank, Urumqi Henan Road Sub-branch	Repayment of loan to China Construction Bank, Urumqi Henan Road Sub-branch	RMB 1,000,000,000.00	RMB 1,000,000,000.00	RMB 1,000,000,000.00	RMB 1,000,000,000.00	RMB 1,000,000,000.00	RMB 1,000,000,000.00	–	Paid
2	Repayment of loans to The Export-Import Bank of China, Guangdong Province Branch	Repayment of loans to The Export-Import Bank of China, Guangdong Province Branch	RMB 1,000,000,000.00	RMB 1,000,000,000.00	RMB 1,000,000,000.00	RMB 1,000,000,000.00	RMB 1,000,000,000.00	RMB 1,000,000,000.00	–	Paid
3	Repayment of loans to China Citic Bank, Guangzhou Jichang Road Sub-branch	Repayment of loans to China Citic Bank, Guangzhou Jichang Road Sub-branch	RMB 300,000,000.00	RMB 300,000,000.00	RMB 300,000,000.00	RMB 300,000,000.00	RMB 300,000,000.00	RMB 300,000,000.00	–	Paid
4	Repayment of loans to Industrial and Commercial Bank of China Limited, Guangzhou Liuhua Sub-branch	Repayment of loans to Industrial and Commercial Bank of China Limited, Guangzhou Liuhua Sub-branch	RMB 100,000,000.00	RMB 100,000,000.00	RMB 100,000,000.00	RMB 100,000,000.00	RMB 100,000,000.00	RMB 100,000,000.00	–	Paid
5	Repayment of loans to Shanghai Pudong Development Bank, Guangzhou Baiyun Sub-branch	Repayment of loans to Shanghai Pudong Development Bank, Guangzhou Baiyun Sub-branch	RMB 100,000,000.00	RMB 100,000,000.00	RMB 100,000,000.00	RMB 100,000,000.00	RMB 100,000,000.00	RMB 100,000,000.00	–	Paid

Investment projects			Total investment amount of the proceeds			Accumulated investment amount of the proceeds as at 31 December 2011				
No.	Committed investment projects	Actual investment projects	Committed investment amount prior to the offering *(Note 2, Note 5)*	Committed investment amount after the offering *(Note 2, Note 5)*	Actual investment amount *(Note 5)*	Committed investment amount prior to the offering *(Note 2, Note 5)*	Committed investment amount after the offering *(Note 2, Note 5)*	Actual investment amount *(Note 5)*	Difference between the actual investment amount and the committed investment amount after the offering	The completion progress of the project as at 31 December 2011
6	Repayment of loans to Agricultural Bank of China, Guangzhou Dongshan Sub-branch	Repayment of loans to Agricultural Bank of China, Guangzhou Dongshan Sub-branch	RMB 500,000,000.00	RMB 500,000,000.00	RMB 500,000,000.00	RMB 500,000,000.00	RMB 500,000,000.00	RMB 500,000,000.00	–	Paid
7	Repayment of loans to Agricultural Bank of China, Guangzhou Dongshan Sub-branch	Repayment of loans to Agricultural Bank of China, Guangzhou Dongshan Sub-branch	RMB 300,000,000.00	RMB 300,000,000.00	RMB 300,000,000.00	RMB 300,000,000.00	RMB 300,000,000.00	RMB 300,000,000.00	–	Paid
8	Repayment of loans to Agricultural Bank of China, Guangzhou Dongshan Sub-branch	Repayment of loans to Agricultural Bank of China, Guangzhou Dongshan Sub-branch	RMB 200,000,000.00	RMB 200,000,000.00	RMB 200,000,000.00	RMB 200,000,000.00	RMB 200,000,000.00	RMB 200,000,000.00	–	Paid
9	Repayment of loans to China Development Bank, Guangdong Province Branch	Repayment of loans to China Development Bank, Guangdong Province Branch	US$35,000,000.00	US$35,000,000.00	US$35,000,000.00	US$35,000,000.00	US$35,000,000.00	US$35,000,000.00	–	Paid
10	Repayment of loans to China Development Bank, Guangdong Province Branch	Repayment of loans to China Development Bank, Guangdong Province Branch	US$47,000,000.00	US$47,000,000.00	US$47,000,000.00	US$47,000,000.00	US$47,000,000.00	US$47,000,000.00	–	Paid
11	Repayment of loans to The Export-Import Bank of China, Guangdong Province Branch	Repayment of loans to The Export-Import Bank of China, Guangdong Province Branch	RMB 800,000,000.00	RMB 800,000,000.00	RMB 800,000,000.00	RMB 800,000,000.00	RMB 800,000,000.00	RMB 800,000,000.00	–	Paid
12	Repayment of loans to Guangzhou Rural Credit Union, Huadu Credit Union	Repayment of loans to Guangzhou Rural Credit Union, Huadu Credit Union	RMB 300,000,000.00	RMB 300,000,000.00	RMB 300,000,000.00	RMB 300,000,000.00	RMB 300,000,000.00	RMB 300,000,000.00	–	Paid

Investment projects			Total investment amount of the proceeds			Accumulated investment amount of the proceeds as at 31 December 2011				
No.	Committed investment projects	Actual investment projects	Committed investment amount prior to the offering *(Note 2, Note 5)*	Committed investment amount after the offering *(Note 2, Note 5)*	Actual investment amount *(Note 5)*	Committed investment amount prior to the offering *(Note 2, Note 5)*	Committed investment amount after the offering *(Note 2, Note 5)*	Actual investment amount *(Note 5)*	Difference between the actual investment amount and the committed investment amount after the offering	The completion progress of the project as at 31 December 2011
13	Repayment of loans to Guangzhou Rural Credit Union, Huadu Credit Union	Repayment of loans to Guangzhou Rural Credit Union, Huadu Credit Union	RMB 200,000,000.00	RMB 200,000,000.00	RMB 200,000,000.00	RMB 200,000,000.00	RMB 200,000,000.00	RMB 200,000,000.00	–	Paid
14	Repayment of loans to China Development Bank, Guangdong Province Branch	Repayment of loans to China Development Bank, Guangdong Province Branch	US$35,000,000.00	US$35,000,000.00	US$35,000,000.00	US$35,000,000.00	US$35,000,000.00	US$35,000,000.00	–	Paid
15	Repayment of loans to China Development Bank, Guangdong Province Branch	Repayment of loans to China Development Bank, Guangdong Province Branch	US$60,000,000.00	US$60,000,000.00	US$60,000,000.00	US$60,000,000.00	US$60,000,000.00	US$60,000,000.00	–	Paid
16	Repayment of loans to China Construction Bank, Guangzhou Konggang Sub-branch	Repayment of loans to China Construction Bank, Guangzhou Konggang Sub-branch	US$200,000,000.00	US$200,000,000.00	US$200,000,000.00	US$200,000,000.00	US$200,000,000.00	US$200,000,000.00	–	Paid
17	Repayment of loans to China Development Bank, Guangdong Province Branch	Repayment of loans to China Development Bank, Guangdong Province Branch	US$130,000,000.00	US$130,000,000.00	US$67,000,000.00	US$130,000,000.00	US$130,000,000.00	US$67,000,000.00	-US$63,000,000.00 *(Note 3)*	Partially paid
18	Repayment of loans to Bank of China, Guangdong Province Branch	Repayment of loans to Bank of China, Guangdong Province Branch	US$150,000,000.00	US$150,000,000.00	US$150,000,000.00	US$150,000,000.00	US$150,000,000.00	US$150,000,000.00	–	Paid
19	Repayment of loans to China Construction Bank, Guangzhou Konggang Sub-branch	Repayment of loans to China Construction Bank, Guangzhou Konggang Sub-branch	US$200,000,000.00	US$200,000,000.00	–	US$200,000,000.00	US$200,000,000.00	–	-US$200,000,000.00 *(Note 4)*	Unpaid
	Total for A Shares		RMB 4,800,000,000.00 US$857,000,000.00	RMB 4,800,000,000.00 US$857,000,000.00	RMB 4,800,000,000.00 US$ 594,000,000.00 *equivalent to a total of: RMB 8,694,775,667.24	RMB 4,800,000,000.00 US$ 857,000,000.00	RMB 4,800,000,000.00 US$ 857,000,000.00	RMB 4,800,000,000.00 US$ 594,000,000.00 * equivalent to a total of: RMB 8,694,775,667.24		

* The Proceeds from Previous A Shares Fund Raising Activities used for the purchase of foreign exchange and repayment of borrowings in U.S. dollars were converted to RMB at the exchange rate paid on the day of repayment.

Note 1: The gross Proceeds from Previous A Shares Fund Raising Activities were RMB 9,999,990,000.00 and the net proceeds was RMB 9,838,369,714.52 after deduction of the issuance expenses, including the underwriting and sponsor costs relating to such non-public offering of A Shares of RMB 161,620,285.48.

Note 2: Committed investment amount prior to and after the offering for the Proceeds from Previous A Shares Fund Raising Activities also included six other bank borrowings due in October 2010 for a total of US$ 364,212,146.49 (such six bank borrowings were not shown in the Comparison Table of the Use of the Proceeds from Previous A Shares Fund Raising Activities. Such six borrowings were due prior to the completion of the registration and custody formalities for the Proceeds from Previous A Shares Fund Raising Activities, therefore, they were repaid out of the additional capital raised by the Company.

Note 3: Because the total amount of the committed investment amount prior to and after the offering are higher than that of the Proceeds from Previous A Shares Fund Raising Activities, the resulting capital shortage are satisfied by the capital raised by the Company on its own. In order to increase the return on the capital of the Company, on condition that the administrative rules for the use of the proceeds from fund raising activities are not breached, the Company repaid China Development Bank, Guangdong Province Branch of the US$ 130.00 million loans under item 17, of which US$ 67.00 million were repaid through the purchase of foreign exchange with RMB using the Proceeds from Previous A Shares Fund Raising Activities and the remaining US$ 63.00 million were repaid using the capital raised by the Company.

Note 4: The borrowing of US$ 200.00 million from China Construction Bank, Guangzhou Konggang Sub-branch under item 19 was due on 21 January 2012, and the Company decided to repay such borrowing when it is due. The balance of the Proceeds from Previous A Shares Fund Raising Activities was RMB 1,143,594,047.28 (exclusive of interest) on 31 December 2011, such amount was fully used for the purchase of U.S. dollars to repay part of the aforesaid borrowing on 20 January 2012 and the shortage was satisfied by the additional capital raised by the Company.

Note 5: Unless otherwise stated, the amounts are shown in RMB.

(II) Explanations on the Use of the Proceeds from Previous H Shares Fund Raising Activities

The use of the Proceeds from Previous H Shares Fund Raising Activities was affected by various factors, such as the governmental approval, and all the bank loans that need to be repaid according to the intended use of proceeds are due prior to the completion of foreign exchange formalities for the Proceeds from Previous H Shares Fund Raising Activities, they were repaid using the Company's own working capital. Therefore, according to the issuance proposal and the intended use of proceeds as announced by the Company, the Proceeds from Previous H Shares Fund Raising Activities were used to replenish the working capital of the Company for the payment of the expenses, including the amount of airplanes, engines and aviation insurance. The specific uses of the Proceeds from Previous H Shares Fund Raising Activities are as follows:

Date	Amount of the Proceeds from Previous H Shares Fund Raising Activities used *(Note 1)*	Convert to U.S. Dollar	Uses
1 December 2011	HK$ 763,453,243.56	US$ 98,131,625.77	Payment for the prepayment of airplanes
6 December 2011	HK$ 42,693,279.60	US$ 5,486,862.77	Payment of aviation premiums
15 December 2011	HK$ 43,674,783.09	US$ 5,605,799.40	Payment of the part of the balance payment for spare engines
Accumulated amount of H Shares capital used as at 31 December 2011	HK$ 849,821,306.25	US$ 109,224,287.94	–

Note 1: The gross Proceeds from Previous H Shares Fund Raising Activities was HK$853,125,000.00, and the net balance after deduction of part of the issuance expenses and bank charges directly paid was HK$ 849,821,306.25.

(III) Circumstances and Reasons for the Adjustment and Change of the Use of the Proceeds From Previous Fund Raising Activities

There were no adjustment and change of the use of the Proceeds From Previous Fund Raising Activities for the Company.

(IV) Explanations on the Transfer or Replacement of the Projects That Use the Proceeds From Previous Fund Raising Activities

There was no transfer or replacement of the projects that use the Proceeds From Previous Fund Raising Activities.

(V) Explanations on the Temporarily Idle Proceeds From Previous Fund Raising Activities Used for Other Purposes

There were no circumstances that the temporarily idle Proceeds From Previous Fund Raising Activities were used for other purposes. In order to increase the return on the capital of the Company, on condition that the administrative rules for the use of the proceeds from fund raising activities are not breached, the Company placed some temporarily idle Proceeds from Previous A Shares Fund Raising Activities in the seven-day notice deposit or time deposit account opened with the banks for the special account of the A Shares proceeds by the Company.

III. RETURN ON THE PROJECTS FUNDED BY THE PROCEEDS FROM THE PREVIOUS FUND RAISING ACTIVITIES

In the announcement of "Proposal for Non-Public Issue of A Shares by China Southern Airlines Company Limited", the Company undertook that the net proceeds after deduction of the issuance expenses for the Proceeds from Previous A Shares Fund Raising Activities would be used to repay the principals of the bank borrowings of the Company. As at 20 January 2012, the Company used all the Proceeds from Previous A Shares Fund Raising Activities according to the committed uses.

Out of the Proceeds from Previous A Shares Fund Raising Activities, RMB 5,982,003,100.00 was used for the early repayment of borrowings. Using the effective interest rate implemented as at the date of early repayment of the aforesaid borrowings as the reference rate and estimating by the payment due date of the corresponding borrowings, the early repayment of borrowings using the Proceeds from Previous A Shares Fund Raising Activities helped the Company to save an interest expense of approximately RMB 158.00 million.

As at 20 January 2012, the remaining Proceeds from Previous A Shares Fund Raising Activities of RMB 3,856,366,614.52 were all used for the repayment of the due borrowings, it is difficult to directly calculate its economic benefits. Assuming the Company had no such Proceeds from Previous A Shares Fund Raising Activities and needed to borrow from the banks when the above borrowings were due to replenish the working capital of the Company, take the one-year borrowings of RMB 3,856,366,614.52 that the Company borrowed from the banks as an example, estimating based on the one-year base loan interest rate published by the People's Bank of China as the reference interest rate, the Company quantified that it needed to pay the interest expense of approximately RMB 243 million for one year.

In addition, due to the repayment of the bank borrowings, the gear ratio of the Company declined, thus enhancing the Company's anti-risk capabilities and optimising the financial indicators of the Company, which laid a solid foundation for the future development of the Company and played an active role in the realization of the Company's operating targets.

Because all the bank loans that need to be repaid according to the intended use of the H Shares proceeds were due prior to the completion of foreign exchange formalities for the Proceeds from Previous H Shares Fund Raising Activities, according to the issuance proposal and the use of proceeds as announced by the Company, the Proceeds from Previous H Shares Fund Raising Activities were used to replenish the working capital of the Company, and the economic return could not be calculated independently. Assuming the Company had no such Proceeds from Previous H Shares Fund Raising Activities and needed to borrow from the banks to replenish the working capital of the Company, take the one-year RMB borrowings (equivalent to HK$ 849,821,306.25) that the Company borrowed from the banks as an example, estimating based on the one-year base loan interest rate published by the People's Bank of China as the reference interest rate, the Company quantified that it needed to pay the interest expense of approximately RMB 44.00 million for one year.

IV. COMPARISON OF THE ACTUAL USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES WITH RELEVANT CONTENTS OF REGULAR REPORTS AND OTHER DISCLOSED DOCUMENTS

The actual use of Proceeds From Previous Fund Raising Activities by the Company is not different from the relevant information disclosed in the regular reports or disclosed documents of the Company.

V. THE BALANCE OF THE USE OF THE PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES AND PLAN ON THE USE OF THE REMAINING PROCEEDS

As at 31 December 2011, the Company has accumulatively used RMB 8,694,775,667.24 of the Proceeds from Previous A Shares Fund Raising Activities, and the balance of the special account for the A Shares proceeds of the Company was a total of RMB1,211,880,940.01 (inclusive of interests). The accumulative amount of the Proceeds from Previous H Shares Fund Raising Activities used is HK$849,821,306.25, and the balance of the special account for the H Shares proceeds of the Company was HK$ 17,454.71 (inclusive of interests).

As at 20 January 2012, all the Proceeds from the Previous Fund Raising Activities had been used in accordance with the actual conditions of the Company and the committed use of the proceeds in the Company's disclosed documents relating to the non-public offering of shares.

VI. BOARD'S OPINIONS

The board of directors of the Company believes that all the Proceeds from the Previous Fund Raising Activities have been received, and the actual use of the Proceeds from the Previous Fund Raising Activities of the Company is consistent with the committed use of the proceeds as at 31 December 2011.

China Southern Airlines Company Limited
11 June 2012

1. RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2. DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, chief executive or supervisors and their respective associates had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which were taken or deemed to have under such provisions of the SFO), or were required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules. None of the Directors, chief executive or supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, the interests and short positions of the following persons (other than the Directors, chief executive or supervisors of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in

10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

Name of shareholder	Capacity	Type of Share	Number of Shares held	% of the total issued A Shares	% of the total issued H Shares	% of the total issued share capital of the Company
CSAHC *(Notes 1,2)*	Beneficial owner	A Share	4,145,050,000 (L)	59.02%	–	42.22%
	Interest in controlled corporation	H Share	1,064,770,000 (L)	–	38.10%	10.85%
		Total	*5,209,820,000 (L)*	–	–	*53.07%*
Nan Lung *(Note 1)*	Beneficial owner	H Share	1,064,770,000 (L)	–	38.10%	10.85%
JPMorgan Chase & Co. *(Note 3)*	Beneficial owner	H Share	3,608,000 (L)	–	0.13%	0.04%
	Investment Manager	H Share	101,709,000 (L)	–	3.64%	1.04%
	Custodian	H Share	36,393,467 (L)	–	1.30%	0.37%
Total			141,710,467	–	5.07%	1.44%

Notes:

1. CSAHC was deemed to be interested in an aggregate of 1,064,770,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,120,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.11% of its then total issued H Shares) and 1,033,650,000 H Shares were directly held by Nan Lung (representing approximately 36.98% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,120,000 H Shares held by Yazhou Travel Investment Company Limited.

2. As at the Latest Practicable Date, Si Xian Min, Wang Quan Hua and Yuan Xin An were also senior management of CSAHC.

3. JPMorgan Chase & Co. held interest in a total of 141,710,467 H Shares (Long position) in the Company by virtue of its control over the following corporations:

   (i) JP Morgan Chase Bank, N.A, which is a wholly-owned subsidiary of JPMorgan Chase & Co., held 36,393,467 H Shares (Long position) in the Company.

   (ii) JF Asset Management Limited held 77,450,000 H Shares (Long position) in the Company and was a wholly-owned subsidiary of JPMorgan Asset Management (Asia) Inc. which in turn was wholly owned by JPMorgan Asset Management Holdings Inc., a wholly-owned subsidiary of JPMorgan Chase & Co.

   (iii) JF International Management Inc. held 1,112,000 H Shares (Long position) in the Company and was wholly owned by JPMorgan Asset Management (Asia) Inc. referred to in (ii) above.

(iv) JPMorgan Asset Management (Taiwan) Limited held 7,468,000 H Shares (Long position) in the Company and was wholly owned by JPMorgan Asset Management (Asia) Inc. referred to in (ii) above.

(v) JPMorgan Asset Management (Singapore) Limited held 8,270,000 H Shares (Long position) in the Company and was wholly owned by JPMorgan Asset Management (Asia) Inc. referred to in (ii) above.

(vi) China International Fund Management Co Ltd. held 7,400,000 H Shares (Long position) in the Company and was owned as to 49% by JPMorgan Asset Management (UK) Limited, a wholly-owned subsidiary of JPMorgan Asset Management Holdings (UK) Limited. JPMorgan Asset Management Holdings (UK) Limited was a wholly-owned subsidiary of JPMorgan Asset Management International Limited which was in turn wholly owned by JPMorgan Asset Management Holdings Inc. as referred to in (ii) above.

(vii) J.P. Morgan Whitefriars Inc. held 3,608,000 H Shares (Long position) in the Company. J.P. Morgan Whitefriars Inc. was a wholly-owned subsidiary of J.P. Morgan Overseas Capital Corporation, which in turn was a wholly-owned subsidiary of J.P. Morgan International Finance Limited. J.P. Morgan International Finance Limited was wholly owned by Bank One International Holdings Corporation, being a corporation wholly owned by J.P. Morgan International Inc. and J.P. Morgan International Inc. was wholly owned by JPMorgan Chase Bank, N.A. as referred to in (i) above.

(viii) J.P. Morgan International Inc. held 9,000 H Shares (Long position) in the Company and was wholly owned by JPMorgan Chase Bank, N.A. as referred to in (i) above.

The entire interest of JPMorgan Chase & Co. in the Company included a lending pool of 36,393,467 H Shares (Long position).

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors, chief executive and supervisors of the Company, no other person (other than the Directors, chief executive or supervisors of the Company) had an interest or short position in the Shares or underlying Shares under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group.

4. DIRECTORS' AND SUPERVISORS' INTERESTS

(a) None of the Directors or supervisors of the Company has any direct or indirect interest in any assets which have been, since 31 December 2011, the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group.

(b) None of the Directors or supervisors of the Company was materially interested in any contract or arrangement subsisting at the Latest Practicable Date and which was significant in relation to the business of the Group.

5. SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

6. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors confirmed that there was not any material adverse change in the financial or trading position of the Group since 31 December 2011, the date to which the latest published audited consolidated accounts of the Group were made up.

7. QUALIFICATION AND CONSENT OF EXPERT

The following is the qualification of the expert who has given opinion or advice, which are contained or referred to in this circular:

Name	Qualification
China Merchants Securities	a corporation licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO

As at the Latest Practicable Date, China Merchants Securities had no shareholding interest in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities of any member of the Group.

As at the Latest Practicable Date, China Merchants Securities was not interested, directly or indirectly, in any assets which had since 31 December 2011 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to any member of the Group or which are proposed to be acquired or disposed of by or leased to any member of the Group.

China Merchants Securities had given and had not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter and references to its name in the form and context in which it appears.

8. DOCUMENTS AVAILABLE FOR INSPECTION

The Subscription Agreement will be available for inspection during normal business hours at the head office and principal place of business of the Company in Hong Kong at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong from the date of this circular up to and including 10 August 2012.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the extraordinary general meeting of China Southern Airlines Company Limited (the "**Company**") will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Friday, 10 August 2012 at 2:00 p.m. for the purpose of considering, if thought fit, to approve the following resolutions. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 26 June 2012 (the "**Circular**"):

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

1. "**THAT**, the satisfaction of the conditions of the Non-public A Share Issue by the Company be and is hereby considered and approved."

2 "**THAT**, each of the following items under the proposal of the Non-public A Share Issue be considered and approved:

2.1 Types of Shares to be issued and the par value

Domestic listed RMB ordinary shares (A Shares) with par value of RMB1.00 each.

2.2 Issue mechanism and subscription method

The A Shares will be issued by way of non-public issue to a targeted subscriber within six months from the date of approval by CSRC.

The non-public issued A Shares is to be subscribed for in cash.

2.3 Targeted subscriber and its relationship with the Company

The targeted subscriber for the Non-public A Share Issue is CSAHC, the controlling shareholder of the Company.

2.4 Pricing Base Day

The Pricing Base Day of the Non-public A Share Issue was the date of publishing the announcement of the board resolution in relation to the Non-public A Share Issue, which is 12 June 2012.

2.5 Issue price and adjustment to the issue price

The issue price per A Share under the Non-public A Share Issue is RMB4.30, which is not less than 90% of the average trading prices of A Shares for the 20 trading days preceding the Pricing Base Day (the average trading price of the A Shares in the 20 trading days preceding the Pricing Base Day equals to the total trading amount of A Shares traded in the 20 trading days preceding the Pricing Base Day divided by the total volume of A Shares traded in the 20 trading days preceding the Pricing Base Day), and is therefore in compliance with the provisions of the "Measures on the Administration of Issuance of Securities by Listed Companies".

The issue price per A Share under the Non-public A Share Issue shall be adjusted according to the following formula in case of ex-right or ex-dividend including distribution of dividend, bonus share, transfer to share capital from capital reserve or placing during the period from the Pricing Base Day to the date of issuance:

Assuming the subscription price before the adjustment as P_0, the number of bonus Shares or Shares being issued upon transfer to share capital from capital reserve of each share as N, the number of new Shares or allotments of each Share as K, the price of the new Shares or allotments as A, distribution of dividends for each Share as D, the issue price after the adjustment as P_1 (the adjustment value are reserved up to two digits after the decimal place, and rounding the last figure and the subscription price for A Shares shall not be less than its nominal value of RMB 1.00 per A Share), then

Dividends distribution: $P_1 = P_0 - D$;
Bonus issue or transfer to share capital from capital reserve: $P_1 = P_0 / (1 + N)$;
Issue of new Shares or allotments: $P_1 = (P_0 + AK) / (1 + K)$;
Combination of the three items: $P_1 = (P_0 - D + AK) / (1 + K + N)$.

Besides, the number of A Shares to be issued under the Non-public A Share Issue will be adjusted accordingly based on the issue price adjusted for the ex-rights and ex-dividends as stated above.

2.6 Number of Shares to be issued and issue scale

The total number of A Shares to be issued under the Non-public A Share Issue is not more than 465,116,279 Shares. The number of shares to be issued shall be adjusted according to the provisions of the above item 2.5 in case of

ex-right or ex-dividend including distribution of dividend, transfer to share capital from capital reserve during the period from the Pricing Base Day to the date of issuance.

The aggregate funding to be raised from the Non-public A Share Issue will not exceed RMB2 billion.

2.7 Lock-up period

CSAHC shall not sell the newly issued A Shares under the Non-public A Share Issue for a period of 36 months from the date of issuance.

2.8 Place of listing

The newly issued A Shares under the Non-public A Share Issue will be listed and traded on The Shanghai Stock Exchange.

2.9 Use of proceeds

All the proceeds to be raised under the Non-public A Share Issue, after deduction of the issue expenses, will be used for the repayment of bank borrowings, all of which are in USD. Details are as follows:

		Outstanding Principal of Borrowings		
Serial No.	**Banks**	*Amount (USD)*	*Equivalent Amount (RMB)**	**Due Date**
1	China Development Bank	109,147,410.00	691,503,416.06	2012-11-20
2	China Development Bank	80,000,000.00	506,840,000.00	2012-12-19
3	China Development Bank	30,000,000.00	190,065,000.00	2013-1-3
4	China Development Bank	20,000,000.00	126,710,000.00	2013-1-8
5	China Development Bank	30,000,000.00	190,065,000.00	2013-1-15
6	China Development Bank	40,000,000.00	253,420,000.00	2013-1-19
7	China Development Bank	40,000,000.00	253,420,000.00	2013-1-31
8	China Development Bank	26,000,000.00	164,723,000.00	2013-2-8
9	China Development Bank	70,000,000.00	443,485,000.00	2013-2-15
10	China Development Bank	49,000,000.00	310,439,500.00	2013-2-22
11	China Development Bank	72,689,000.00	460,521,159.50	2013-2-28
	Total	**566,836,410.00**	**3,591,192,075.56**	

Note: Equivalent Amount (RMB) is calculated by the average of the middle exchange rate of RMB on the interbank foreign exchange market on 31 May 2012: 1USD = RMB6.3355.

If the proceeds from Non-Public A Share Issue are not enough to cover all the above borrowings, outstanding amount shall be repaid in the above order, and the deficit will be satisfied with self-raised funds of the Company. If there is any surplus after repayment of the above bank borrowings, the same will be used as the liquidity of the Company.

2.10 The arrangement for the distribution of profits accumulated before the non-public issue of Shares

The Company's undistributed profits accumulated prior to the non-public share issue shall be shared by all the new and existing Shareholders of the Company after the Non-public A Share Issue.

2.11 The "Proposal for Non-Public A Share Issue by China Southern Airlines Company Limited"

2.12 Validity period of this resolution

This resolution shall be effective for a period of 12 months from the date of approval of the resolution with respect to the Non-public A Share Issue at the EGM.

3. "**THAT**, the "Subscription Agreement relating to the subscription of the non-public issue of A Shares of China Southern Airlines Company Limited", be and is hereby considered and approved."

4. "**THAT**, the Board be and is hereby authorised, generally and unconditionally, to determine the specific debt financing instruments and issuance plan, and to issue, in one or multiple tranche(s), debt financing instruments within the permissible size for debt issuance in accordance with the provisions of the applicable laws and regulations."

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

5. "**THAT**, the specific report on the use of proceeds from previous fund raising activities, be and is hereby considered and approved."

6. "**THAT**, the "feasibility study report on the use of proceeds from the Non-public A Share Issue of China Southern Airlines Company Limited", be and is hereby considered and approved."

7. "**THAT**, the waiver from making a mandatory general offer to the Independent Shareholders by CSAHC be and is hereby considered and approved."

8. "**THAT**, the Board be and is hereby authorized by the general meeting with full power to deal with all matters relating to the Non-public A Share Issue."

Connected shareholders (including CSAHC, Nan Lung Holding Limited and Yazhou Travel Investment Company Limited) shall abstain from voting regarding the resolutions numbers 2, 3, 7 and 8 above at the general meeting.

By Order of the Board of
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
26 June 2012

As at the date of this notice, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

Notes:

1. **Persons who are entitled to attend the EGM**

   a. Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company respectively, at the close of trading in the afternoon of Tuesday, 10 July 2012 ("Eligible Shareholders") or their representatives are entitled to attend the EGM after completion of the required registration procedures in accordance with Note 2 "Registration procedures for attending the EGM". Holders of A Shares shall receive a notice separately.

   b. The directors, supervisors and senior management of the Company.

   c. Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2. **Registration procedures for attending the EGM**

   a. Eligible Shareholders who intend to attend the EGM either in person or by proxy must deliver to the Company on or before Friday, 20 July 2012, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notices of the EGM as Attachment A.

   b. When attending the EGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

   c. Holders of H Shares who intend to attend the EGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, at or before 4:30 p.m. on Tuesday, 10 July 2012.

d. 11 July 2012 to 10 August 2012 (both days inclusive), during which period no transfer of H Shares will be registered.

3. Proxies

a. An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and vote on his/her behalf. A proxy does not need to be a Shareholder.

b. A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the EGM, which is attached to the notices of EGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorizing such attorney to appoint the proxy must be notarised.

c. To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the EGM. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM, must be lodged with Hong Kong Registrars Limited within the same period of time.

4. Miscellaneous

a. The EGM is expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b. The address of the headquarter of the Company is:
1st Floor, No. 278 Ji Chang Road
Guangzhou 510405, Guangdong Province
People's Republic of China
Telephone No.: (+86) 20-8612 4462
Facsimile No.: (+86) 20-8665 9040
Website: www.csair.com
Contact person: Mao Lixing

c. Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the EGM shall be voted by poll.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(在中華人民共和國註冊成立的股份有限公司)

(Stock Code 股份代號：1055)

NOTIFICATION LETTER 通知信函

26 June 2012

Dear Non-registered holder [(1)],

China Southern Airlines Company Limited (the "Company")
— Notice of Publication of Notice of Extraordinary General Meeting and Circular ("Current Corpora Communications")

The English and Chinese versions of the Company's Current Corporate Communications are available on the Company's website at www.csair.com and the HKExnews's website at www.hkexnews.hk. You may access the Current Corporate Communications by clicking "Investor" on the home page of our website, then selecting "Directorate Report" or "Other" and viewing them through Adobe® Reader® or browsing through the HKExnews's website.

If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the "Hong Kong Share Registrar") by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the Company's website at www.csair.com or the HKExnews's website at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please send an email to csair.ecom@computershare.com.hk.

Yours faithfully,
For and on behalf of
China Southern Airlines Company Limited
Si Xianmin
Chairman

Note: (1) This letter is addressed to Non-registered holders of the Company only ("Non-registered holder" means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

各位非登記持有人[(1)]：

中國南方航空股份有限公司(「本公司」)
— 臨時股東大會通告及通函(「本次公司通訊文件」)之發佈通知

本公司的本次公司通訊文件的中，英文版本已上載於本公司網站(www.csair.com)及香港交易所披露易網站(www.hkexnews.hk)，歡迎瀏覽。請在本公司網站主頁按「投資者關係」一項，再在「業績報告」或「其他報告」下使用Adobe® Reader®開啟查閱或在香港交易所披露易網站瀏覽有關文件。

如　閣下欲收取本次公司通訊文件之印刷本，請填妥在本函背面的申請表格，並使用隨附之郵寄標籤寄回本公司經香港證券登記有限公司(「香港證券登記處」)(如在香港投寄，毋須貼上郵票；否則，請貼上適當的郵票)。香港證券登記處地址為香港灣仔皇后大道東183號合和中心17M樓。申請表格亦可於本公司網站(www.csair.com)或香港交易所披露易網站(www.hkexnews.hk)內下載。

如對本函內容有任何疑問，請電郵至csair.ecom@computershare.com.hk。

代表
中國南方航空股份有限公司
主席
司獻民
謹啟

2012年6月26日

附註：(1)此函件只向本公司之非登記持有人(「非登記持有人」指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊文件)發出。如果　閣下已經出售或轉讓所持有之本公司股份，則無需理會本函件及所附申請表格。

Non-registered holder's information (English Name and Address)
非登記持有人資料(英文姓名及地址)

Request Form 申請表格

To: **China Southern Airlines Company Limited (the "Company")**
(Stock Code: 1055)
c/o Hong Kong Registrars Limited
17M Floor, Hopewell Centre, 183 Queen's Road East
Wanchai, Hong Kong

致： **中國南方航空股份有限公司(「本公司」)**
(股份代號：1055)
經香港證券登記有限公司
香港灣仔皇后大道東183號
合和中心17M樓

I/We would like to receive the Corporate Communications* of the Company ("Corporate Communications") in the manner as indicated below:
本人／我們希望以下列方式收取 貴公司之公司通訊文件*(「公司通訊文件」)：
(Please mark ONLY ONE (X) of the following boxes)
(請從下列選擇中，僅在其中一個空格內劃上「X」號)

☐ to receive the **printed English version** of all Corporate Communications ONLY; OR
僅收取公司通訊文件之**英文印刷本；或**

☐ to receive the **printed Chinese version** of all Corporate Communications ONLY; OR
僅收取公司通訊文件之**中文印刷本；或**

☐ to receive both **printed English and Chinese versions** of all Corporate Communications.
同時收取公司通訊文件之**英文及中文印刷本。**

Contact telephone number
聯絡電話號碼

Signature(s)
簽名

Notes 附註：

1. Please complete all your details clearly.
請 閣下清楚填妥所有資料。

2. This letter is addressed to the Non-registered holders of the Company only ("Non-registered holder" means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications).
此函件只向本公司之非登記持有人(「非登記持有人」指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。

3. Any form with more than one box marked(X), with no box marked(X), with no signature or otherwise incorrectly completed will be void.
如在本表格作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確，則本表格將會作廢。

4. The above instruction will apply to the Corporate Communications to be sent to you until you notify the Company c/o Hong Kong Registrars Limited to the contrary or unless you have at anytime ceased to have holdings in the Company.
上述指示適用於發送予 閣下之所有公司通訊，直至 閣下通知本公司之香港證券登記處香港證券登記有限公司另外之安排或任何時候停止持有本公司的股份。

5. For the avoidance of doubt, we do not accept any other instruction given on this Request Form.
為免存疑，任何在本申請表格上的額外指示，本公司將不予處理。

* *Corporate Communications includes but not limited to (a) the directors' report, its annual accounts together with a copy of the auditors' report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.*
公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告；(b)中期報告及如適用，中期摘要報告；(c)會議通告；(d)上市文件；(e)通函；及(f)委任代表表格。

CSAH-26062012-1(0)

閣下寄回申請表格時，請將此郵寄標籤剪貼於信封上。
如在本港投寄毋須貼上郵票。
Please cut the mailing label and stick this on the envelope to return this Request Form to us.
No postage stamp necessary if posted in Hong Kong.

郵寄標籤 MAILING LABEL

香港證券登記有限公司
Hong Kong Registrars Limited
簡便回郵號碼 Freepost No. 37
香港 Hong Kong

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the extraordinary general meeting of China Southern Airlines Company Limited (the "**Company**") will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Friday, 10 August 2012 at 2:00 p.m. for the purpose of considering, if thought fit, to approve the following resolutions. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 26 June 2012 (the "**Circular**"):

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

1. "**THAT**, the satisfaction of the conditions of the Non-public A Share Issue by the Company be and is hereby considered and approved."

2 "**THAT**, each of the following items under the proposal of the Non-public A Share Issue be considered and approved:

2.1 Types of Shares to be issued and the par value

Domestic listed RMB ordinary shares (A Shares) with par value of RMB1.00 each.

2.2 Issue mechanism and subscription method

The A Shares will be issued by way of non-public issue to a targeted subscriber within six months from the date of approval by CSRC.

The non-public issued A Shares is to be subscribed for in cash.

2.3 *Targeted subscriber and its relationship with the Company*

The targeted subscriber for the Non-public A Share Issue is CSAHC, the controlling shareholder of the Company.

2.4 *Pricing Base Day*

The Pricing Base Day of the Non-public A Share Issue was the date of publishing the announcement of the board resolution in relation to the Non-public A Share Issue, which is 12 June 2012.

2.5 *Issue price and adjustment to the issue price*

The issue price per A Share under the Non-public A Share Issue is RMB4.30, which is not less than 90% of the average trading prices of A Shares for the 20 trading days preceding the Pricing Base Day (the average trading price of the A Shares in the 20 trading days preceding the Pricing Base Day equals to the total trading amount of A Shares traded in the 20 trading days preceding the Pricing Base Day divided by the total volume of A Shares traded in the 20 trading days preceding the Pricing Base Day), and is therefore in compliance with the provisions of the "Measures on the Administration of Issuance of Securities by Listed Companies".

The issue price per A Share under the Non-public A Share Issue shall be adjusted according to the following formula in case of ex-right or ex-dividend including distribution of dividend, bonus share, transfer to share capital from capital reserve or placing during the period from the Pricing Base Day to the date of issuance:

Assuming the subscription price before the adjustment as P0, the number of bonus Shares or Shares being issued upon transfer to share capital from capital reserve of each share as N, the number of new Shares or allotments of each Share as K, the price of the new Shares or allotments as A, distribution of dividends for each Share as D, the issue price after the adjustment as P1 (the adjustment value are reserved up to two digits after the decimal place, and rounding the last figure and the subscription price for A Shares shall not be less than its nominal value of RMB 1.00 per A Share), then

Dividends distribution: $P_1 = P_0 - D$;
Bonus issue or transfer to share capital from capital reserve: $P_1 = P_0 / (1 + N)$;
Issue of new Shares or allotments: $P_1 = (P0 + AK) / (1 + K)$;
Combination of the three items: $P_1 = (P_0 - D + AK) / (1 + K + N)$.

Besides, the number of A Shares to be issued under the Non-public A Share Issue will be adjusted accordingly based on the issue price adjusted for the ex-rights and ex-dividends as stated above.

2.6 *Number of Shares to be issued and issue scale*

The total number of A Shares to be issued under the Non-public A Share Issue is not more than 465,116,279 Shares. The number of shares to be issued shall be adjusted according to the provisions of the above item 2.5 in case of ex-right or ex-dividend including distribution of dividend, transfer to share capital from capital reserve during the period from the Pricing Base Day to the date of issuance.

The aggregate funding to be raised from the Non-public A Share Issue will not exceed RMB2 billion.

2.7 *Lock-up period*

CSAHC shall not sell the newly issued A Shares under the Non-public A Share Issue for a period of 36 months from the date of issuance.

2.8 *Place of listing*

The newly issued A Shares under the Non-public A Share Issue will be listed and traded on The Shanghai Stock Exchange.

2.9 *Use of proceeds*

All the proceeds to be raised under the Non-public A Share Issue, after deduction of the issue expenses, will be used for the repayment of bank borrowings, all of which are in USD. Details are as follows:

		Outstanding Principal of Borrowings		
Serial No.	**Banks**	*Amount (USD)*	*Equivalent Amount (RMB)**	**Due Date**
1	China Development Bank	109,147,410.00	691,503,416.06	2012-11-20
2	China Development Bank	80,000,000.00	506,840,000.00	2012-12-19
3	China Development Bank	30,000,000.00	190,065,000.00	2013-1-3
4	China Development Bank	20,000,000.00	126,710,000.00	2013-1-8
5	China Development Bank	30,000,000.00	190,065,000.00	2013-1-15
6	China Development Bank	40,000,000.00	253,420,000.00	2013-1-19
7	China Development Bank	40,000,000.00	253,420,000.00	2013-1-31
8	China Development Bank	26,000,000.00	164,723,000.00	2013-2-8
9	China Development Bank	70,000,000.00	443,485,000.00	2013-2-15
10	China Development Bank	49,000,000.00	310,439,500.00	2013-2-22
11	China Development Bank	72,689,000.00	460,521,159.50	2013-2-28
	Total	566,836,410.00	3,591,192,075.56	

Note: Equivalent Amount (RMB) is calculated by the average of the middle exchange rate of RMB on the interbank foreign exchange market on 31 May 2012: 1USD = RMB6.3355.

If the proceeds from Non-Public A Share Issue are not enough to cover all the above borrowings, outstanding amount shall be repaid in the above order, and the deficit will be satisfied with self-raised funds of the Company. If there is any surplus after repayment of the above bank borrowings, the same will be used as the liquidity of the Company.

2.10 The arrangement for the distribution of profits accumulated before the non-public issue of Shares

The Company's undistributed profits accumulated prior to the non-public share issue shall be shared by all the new and existing Shareholders of the Company after the Non-public A Share Issue.

2.11 The "Proposal for Non-Public A Share Issue by China Southern Airlines Company Limited"

2.12 Validity period of this resolution

This resolution shall be effective for a period of 12 months from the date of approval of the resolution with respect to the Non-public A Share Issue at the EGM.

3. "**THAT**, the "Subscription Agreement relating to the subscription of the non-public issue of A Shares of China Southern Airlines Company Limited", be and is hereby considered and approved."

4. "**THAT**, the Board be and is hereby authorised, generally and unconditionally, to determine the specific debt financing instruments and issuance plan, and to issue, in one or multiple tranche(s), debt financing instruments within the permissible size for debt issuance in accordance with the provisions of the applicable laws and regulations."

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

5. "**THAT**, the specific report on the use of proceeds from previous fund raising activities, be and is hereby considered and approved."

6. "**THAT**, the "feasibility study report on the use of proceeds from the Non-public A Share Issue of China Southern Airlines Company Limited", be and is hereby considered and approved."

7. "**THAT**, the waiver from making a mandatory general offer to the Independent Shareholders by CSAHC be and is hereby considered and approved."

8. "**THAT**, the Board be and is hereby authorized by the general meeting with full power to deal with all matters relating to the Non-public A Share Issue."

Connected shareholders (including CSAHC, Nan Lung Holding Limited and Yazhou Travel Investment Company Limited) shall abstain from voting regarding the resolutions numbers 2, 3, 7 and 8 above at the general meeting.

By Order of the Board of
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
26 June 2012

As at the date of this notice, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

Notes:

1. **Persons who are entitled to attend the EGM**

   a. Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company respectively, at the close of trading in the afternoon of Tuesday, 10 July 2012 ("Eligible Shareholders") or their representatives are entitled to attend the EGM after completion of the required registration procedures in accordance with Note 2 "Registration procedures for attending the EGM". Holders of A Shares shall receive a notice separately.

   b. The directors, supervisors and senior management of the Company.

   c. Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2. **Registration procedures for attending the EGM**

   a. Eligible Shareholders who intend to attend the EGM either in person or by proxy must deliver to the Company on or before Friday, 20 July 2012, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notices of the EGM as Attachment A.

   b. When attending the EGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

   c. Holders of H Shares who intend to attend the EGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, at or before 4:30 p.m. on Tuesday, 10 July 2012.

   d. 11 July 2012 to 10 August 2012 (both days inclusive), during which period no transfer of H Shares will be registered.

3. **Proxies**

   a. An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and vote on his/her behalf. A proxy does not need to be a Shareholder.

   b. A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the EGM, which is attached to the notices of EGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorizing such attorney to appoint the proxy must be notarised.

   c. To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the EGM. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM, must be lodged with Hong Kong Registrars Limited within the same period of time.

4. Miscellaneous

a. The EGM is expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b. The address of the headquarter of the Company is:
1st Floor, No. 278 Ji Chang Road
Guangzhou 510405, Guangdong Province
People's Republic of China
Telephone No.: (+86) 20-8612 4462
Facsimile No.: (+86) 20-8665 9040
Website: www.csair.com
Contact person: Mao Lixing

c. Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the EGM shall be voted by poll.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

Attachment B

The number of H Shares to which this proxy form relates[1]	

Form of Proxy for Extraordinary General Meeting

I/We[2], ____,
residing at ____,
being the registered holder of[3] ______________________ ordinary shares of the Company, HEREBY APPOINT[4] ______________________, residing at ______________________
____,

as my/our proxy/proxies to attend on my/our behalf the extraordinary general meeting ("EGM") of the Company to be held at the No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC at 2:00 p.m., on Friday, 10 August 2012 and to act and vote on my/our behalf at the EGM in respect of the resolutions listed below, in accordance with my/our instructions below[5].

		Special Resolutions	For[5]	Against[5]	Abstain[5]
1.		To consider and approve the satisfaction of the conditions of the Non-public A Share Issue by the Company.			
2.		To consider and approve each of the following items under the proposal of the Non-public A Share Issue.			
	2.1	Types of Shares to be issued and the par value			
	2.2	Issue mechanism and subscription method			
	2.3	Targeted subscriber and its relationship with the Company			
	2.4	Pricing Base Day			
	2.5	Issue price and adjustment to the issue price			
	2.6	Number of Shares to be issued and issue scale			
	2.7	Lock-up period			
	2.8	Place of listing			
	2.9	Use of proceeds			
	2.10	The arrangement for the distribution of profits accumulated before the non-public issue of Shares			
	2.11	The "Proposal for Non-public A Share Issue by China Southern Airlines Company Limited"			
	2.12	Validity period of this resolution			
3.		To consider and approve the "Subscription Agreement relating to the subscription of the non-public issue of A Shares of China Southern Airlines Company Limited".			
4.		To consider and approve the authorization given to the Board, generally and unconditionally, to determine the specific debt financing instruments and issuance plan, and to issue, in one or multiple tranche(s), debt financing instruments within the permissible size for debt issuance in accordance with the provisions of the applicable laws and regulations.			
		Ordinary Resolutions	**For[5]**	**Against[5]**	**Abstain[5]**
5.		To consider and approve the specific report on the use of proceeds from previous fund raising activities.			
6.		To consider and approve the "feasibility study report on the use of proceeds from the Non-public A Share Issue of China Southern Airlines Company Limited".			
7.		To consider and approve the waiver from making a mandatory general offer to the Independent Shareholders by CSAHC.			
8.		To consider and approve the authorization given to the Board by the general meeting with full power to deal with all matters relating to the Non-public A Share Issue.			

Signature[7]: ______________________ Date: ______________________

Notes:

1. Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
2. Please insert the name(s) and address(es) (as shown in the register of members) in block capital(s).
3. Please insert the number of all the Shares in the Company registered in your name(s).
4. If no person is appointed as proxy, the Chairman of the EGM will be deemed to have been appointed by you as your proxy.
5. If you wish to vote for any of the resolutions, please insert a "✓" in the box marked "FOR" or if you wish to vote against any of the resolutions, please insert a "✓" in the box marked "AGAINST"; or if you wish to abstain from voting for or against the resolution, please insert a "✓" in the box marked "ABSTAIN". If no indication is given, then your proxy/proxies may vote in such manner as he/she/they think(s) fit. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the EGM. The shares abstained will be counted in the calculation of required majority.
6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorised in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organization.
7. To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong in not less than 24 hours before the time appointed for the holding of the EGM.
8. A proxy, on behalf of the Shareholder, attending EGM shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organization, the proxy shall also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.
9. This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 7; and the other copy shall be produced upon the EGM by the proxy of the Shareholder pursuant to Note 8.
10. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned EGM should you so wish and voting in person should you so wish, but the appointment of the proxy will be revoked if you vote in person at the meeting.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

Attachment A

Reply Slip

To: China Southern Airlines Company Limited

I/we intend to attend (in person/by proxy)[1] the extraordinary general meeting of the Company to be held on Friday, 10 August 2012.

Name[2]	
Number of ordinary shares registered in my name[3]	
Identity card/passport number[1, 4]	
Share account number	
Mailing address	
Telephone number	

Signature[5]: ______________________ Date: ______________________

Notes:

1. Please delete the option which is not applicable.

2. Please insert your full name in both English and Chinese in block capital letters.

3. Please attach a photocopy of proof of ownership of your shares.

4. Please attach a photocopy of your identity card/passport.

5. This reply slip must be signed by the registered shareholder. If the registered shareholder is a company or an organization, then this reply slip must be sealed with the common seal of such company or organization or under hand by any directors or agents duly appointed by such company or organization.